EXHIBIT 19


                          [WACHOVIA LOGO APPEARS HERE]


                              Financial Supplement



                                 And Form 10-Q




                               First Quarter 1999

Selected Period-End Data                                             Table 1
--------------------------------------------------------------------------------


                                                March 31   March 31
                                                    1999       1998
                                                --------   --------
Banking offices:
 North Carolina ...............................     198        203
 Virginia .....................................     264        263
 Georgia ......................................     131        131
 South Carolina ...............................     120        125
 Florida ......................................      40         34
                                                -------    -------
    Total .....................................     753        756
                                                =======    =======
Automated banking machines:
 North Carolina ...............................     445        437
 Virginia .....................................     305        302
 Georgia ......................................     300        288
 South Carolina ...............................     294        276
 Florida ......................................      37          6
                                                -------    -------
    Total .....................................   1,381      1,309
                                                =======    =======
Employees (full-time equivalent) ..............  20,704     21,512
Common stock shareholders of record ...........  53,363     55,111
Common shares outstanding (thousands) ......... 202,898    206,131

Common Stock Data -- Per Share                                       Table 2
--------------------------------------------------------------------------------


                                                               1999                         1998
                                                               ----   ---------------------------------------------
                                                              First     Fourth       Third      Second       First
                                                            Quarter     Quarter     Quarter     Quarter     Quarter
                                                            -------     -------     -------     -------     --------
Market value:
 Period-end .............................................  $  81.19    $  87.44    $  85.25    $  84.50    $  84.81
 High ...................................................     91.00       96.81       90.94       90.19       85.75
 Low ....................................................     79.00       80.88       72.88       77.38       72.75
Book value at period-end ................................     26.77       26.30       25.79       26.02       25.40
Dividend ................................................       .49         .49         .49         .44         .44
Price/earnings ratio (1) ................................      18.3x       20.9x       28.0x       28.6x       28.9x
Price/earnings ratio without nonrecurring items (1), (2)       17.7        19.6        19.9        20.4        21.0

(1) Based on the most recent four quarters of net income per diluted share and end of period stock price.
(2) Excludes the after-tax impact of nonrecurring merger-related charges.



Forward-Looking Statements
--------------------------------------------------------------------------------
The Financial Supplement and Form 10-Q of Wachovia Corporation ("the corporation") contains forward-looking statements as encouraged by the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainty and any number of factors could cause actual results to differ materially from the anticipated results or other expectations expressed in the corporation's forward-looking statements. Risks and uncertainties that may affect future results include, but are not limited to, changes in the economy, interest rate movements, timely development by Wachovia of technology enhancements for its products and operating systems, the ability of Wachovia and its customers and vendors to address effectively Year 2000 issues, the impact of competitive products, services and pricing, Congressional legislation and similar matters. Management cautions readers not to place undue reliance on forward-looking statements, which are subject to influence by the named risk factors and unanticipated future events.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Summary                                                    Table 3
--------------------------------------------------------------------------------




                                                               Twelve              1999
                                                               Months              ----
                                                                Ended
                                                             March 31             First
                                                                 1999           Quarter
                                                          -----------         ---------
Summary of Operations
(thousands, except per share data)
Interest income ......................................... $4,647,802         $ 1,130,386
Interest expense ........................................  2,257,837             522,310
                                                          -----------       -----------
Net interest income .....................................  2,389,965             608,076
Provision for loan losses ...............................    305,990              80,636
                                                           -----------       -----------
Net interest income after provision for loan losses .....  2,083,975             527,440
Other operating revenue .................................  1,277,665             333,269
Securities gains ........................................     17,519                 234
                                                           -----------       -----------
Total other income ......................................  1,295,184             333,503
Personnel expense .......................................  1,066,815             271,186
Nonrecurring merger-related charges .....................     49,744                ----
Other expense ...........................................    877,722             221,012
                                                           -----------       -----------
Total other expense .....................................  1,994,281             492,198
Income before income taxes ..............................  1,384,878             368,745
Applicable income taxes .................................    462,793             125,509
                                                           -----------       -----------
Net income ..............................................  $ 922,085         $   243,236
                                                           ===========       ===========
Net income per common share:
 Basic ..................................................  $    4.52         $      1.20
 Diluted ................................................  $    4.44         $      1.18
Cash dividends paid per common share ....................  $    1.91         $       .49
Cash dividends paid on common stock .....................  $ 390,871         $    99,662
Cash dividend payout ratio ..............................      42.39%              40.97%
Average basic shares outstanding ........................    204,374             203,119
Average diluted shares outstanding ......................    208,364             206,959
Selected Average Balances (millions)
Total assets ............................................  $  64,263         $    64,408
Loans -- net of unearned income .........................     45,020              46,261
Securities ..............................................     10,238               9,221
Other interest-earning assets ...........................      1,502               1,313
Total interest-earning assets ...........................     56,760              56,795
Interest-bearing deposits ...............................     31,861              31,846
Short-term borrowed funds ...............................     10,564               9,292
Long-term debt ..........................................      6,653               7,627
Total interest-bearing liabilities ......................     49,078              48,765
Noninterest-bearing deposits ............................      8,006               8,062
Total deposits ..........................................     39,867              39,908
Shareholders' equity ....................................      5,219               5,314
Ratios (averages)
Annualized net loan losses to loans .....................        .68%                .69%
Annualized net yield on interest-earning assets .........       4.29                4.41
Shareholders' equity to:
 Total assets ...........................................       8.12                8.25
 Net loans ..............................................      11.73               11.62
Annualized return on assets .............................       1.43                1.51
Annualized return on shareholders' equity ...............      17.67               18.31
Operating Performance Excluding
 Nonrecurring Items
(thousands, except per share data)
Net income ..............................................  $ 954,915          $  243,236
Net income per diluted share ............................  $    4.59          $     1.18
Annualized return on assets .............................       1.49%               1.51%
Annualized return on shareholders' equity ...............      18.30               18.31
Cash dividend payout ratio ..............................      40.93               40.97




                                                                                        1998
                                                          -------------------------------------------------------------
                                                              Fourth           Third          Second           First
                                                              Quarter         Quarter         Quarter         Quarter
                                                          ------------      -----------     -----------     -----------
Summary of Operations
(thousands, except per share data)
Interest income .........................................   $ 1,176,192     $ 1,171,466     $ 1,169,758     $ 1,147,829
Interest expense ........................................       566,443         582,030         587,054         578,686
                                                          -------------     -----------     -----------     -----------
Net interest income .....................................       609,749         589,436         582,704         569,143
Provision for loan losses ...............................        84,104          72,809          68,441          74,126
                                                          -------------     -----------     -----------     -----------
Net interest income after provision for loan losses .....       525,645         516,627         514,263         495,017
Other operating revenue .................................       318,812         310,541         315,043         283,723
Securities gains ........................................         7,407           6,886           2,992           3,157
                                                          -------------     -----------     -----------     -----------
Total other income ......................................       326,219         317,427         318,035         286,880
Personnel expense .......................................       269,941         263,282         262,406         259,724
Nonrecurring merger-related charges .....................         6,961          11,934          30,849          35,568
Other expense ...........................................       215,784         217,187         223,739         198,957
                                                          -------------     -----------     -----------     -----------
Total other expense .....................................       492,686         492,403         516,994         494,249
Income before income taxes ..............................       359,178         341,651         315,304         287,648
Applicable income taxes .................................       117,612         114,284         105,388          92,327
                                                          -------------     -----------     -----------     -----------
Net income ..............................................   $   241,566     $   227,367     $   209,916     $   195,321
                                                          =============     ===========     ===========     ===========
Net income per common share:
 Basic ..................................................   $      1.19     $      1.11     $      1.02     $       .95
 Diluted ................................................   $      1.17     $      1.09     $      1.00     $       .93
Cash dividends paid per common share ....................   $       .49     $       .49     $       .44     $       .44
Cash dividends paid on common stock .....................   $    99,452     $   100,784     $    90,973     $    90,589
Cash dividend payout ratio ..............................         41.17%          44.33%          43.34%          46.38%
Average basic shares outstanding ........................       202,824         204,832         206,718         205,894
Average diluted shares outstanding ......................       206,991         208,837         210,662         210,158
Selected Average Balances (millions)
Total assets ............................................   $    65,298     $    63,429     $    63,916     $    63,133
Loans -- net of unearned income .........................        45,966          43,894          43,974          43,749
Securities ..............................................         9,952          10,664          11,102          10,623
Other interest-earning assets ...........................         1,622           1,508           1,558           1,630
Total interest-earning assets ...........................        57,540          56,066          56,634          56,002
Interest-bearing deposits ...............................        31,766          31,654          32,182          32,455
Short-term borrowed funds ...............................        11,135          10,858          10,947          10,635
Long-term debt ..........................................         6,830           6,080           6,092           6,107
Total interest-bearing liabilities ......................        49,731          48,592          49,221          49,197
Noninterest-bearing deposits ............................         8,148           7,874           7,939           7,240
Total deposits ..........................................        39,914          39,528          40,121          39,695
Shareholders' equity ....................................         5,178           5,173           5,211           5,109
Ratios (averages)
Annualized net loan losses to loans .....................           .73%            .66%            .62%            .68%
Annualized net yield on interest-earning assets .........          4.28            4.26            4.21            4.21
Shareholders' equity to:
 Total assets ...........................................          7.93            8.16            8.15            8.09
 Net loans ..............................................         11.40           11.93           12.00           11.82
Annualized return on assets .............................          1.48            1.43            1.31            1.24
Annualized return on shareholders' equity ...............         18.66           17.58           16.11           15.29
Operating Performance Excluding
 Nonrecurring Items
(thousands, except per share data)
Net income ..............................................   $   246,160     $   235,243     $   230,276     $   218,168
Net income per diluted share ............................   $      1.19     $      1.13     $      1.09     $      1.04
Annualized return on assets .............................          1.51%           1.48%           1.44%           1.38%
Annualized return on shareholders' equity ...............         19.02           18.19           17.68           17.08
Cash dividend payout ratio ..............................         40.40           42.84           39.51           41.52

               Results of Operations

Overview Wachovia Corporation ("Wachovia") is a major interstate bank holding company with dual headquarters in Winston-Salem, North Carolina, and Atlanta, Georgia. The corporation's principal banking subsidiaries are Wachovia Bank, N.A., which operates in Georgia, North Carolina, South Carolina, Virginia and Florida, and The First National Bank of Atlanta, which provides credit card services.

               The economy expanded briskly in the first three months of 1999, with gross domestic product increasing at an annualized rate of
               4.5 percent from the fourth quarter of 1998, based on advance estimates. Seasonally adjusted unemployment dropped to an average of 4.3 percent for the quarter from 4.4 percent three months earlier. Within Wachovia's primary operating states, economic growth remained favorable, with seasonally adjusted unemployment for the first quarter of 1999 averaging 4.2 percent in Florida, 4.1 percent in Georgia, 3.1 percent in North Carolina, 3.9 percent in South Carolina and 2.7 percent in Virginia.

               The corporation seeks to broaden its competitive position by gaining access to new customers and by enhancing its products and services through internal development and through selective partnerships and acquisitions. On April 1, 1999, Wachovia Corporation completed its acquisition of Interstate/
               Johnson Lane Inc., a major regional investment advisor and brokerage firm with offices primarily in North Carolina, Georgia, South Carolina and Virginia. The acquisition was accounted for as a purchase transaction.

               Because Wachovia's growth strategy includes the use of acquisitions, the corporation regularly evaluates opportunities and conducts due diligence activities in connection with possible acquisitions. As a result, discussions and, in some cases, negotiations may take place and future acquisitions involving cash, debt or equity securities may occur. Acquisitions typically involve the payment of a premium over book values, and, therefore, some dilution of the corporation's book value and net income per share may occur in connection with any future transactions.

               Wachovia's net income for the first quarter of 1999 was $243.236 million or $1.18 per diluted share compared with $195.321 million or $.93 per diluted share a year earlier. Results for the 1998 period include after-tax merger expenses of $22.847 million or $.11 per diluted share related to the corporation's Virginia and Florida bank acquisitions. Excluding the merger expenses, operating net income for the first three months of 1998 was $218.168 million or $1.04 per diluted share.


Computation of Earnings Per Common Share                             Table 4
--------------------------------------------------------------------------------
(thousands, except per share)

                                                                  Three Months Ended
                                                                       March 31
                                                             -----------------------------
                                                                    1999           1998
                                                             -----------      ---------
Basic
Average common shares outstanding ..........................     203,119        205,894
                                                             ===========        =======
Net income .................................................   $ 243,236      $ 195,321
                                                             ===========      =========
Per share amount ...........................................   $    1.20      $     .95
Diluted
Average common shares outstanding ..........................     203,119        205,894
Dilutive common stock options at average market price ......       3,417          3,987
Dilutive common stock awards at average market price .......         397            272
Convertible long-term debt assumed converted ...............          26              5
                                                             -----------      ---------
Average diluted shares outstanding .........................     206,959        210,158
                                                             ===========      =========
Net income .................................................   $ 243,236      $ 195,321
Add interest on convertible long-term debt, net of tax .....          20              1
                                                             -----------      ---------
Adjusted net income ........................................   $ 243,256      $ 195,322
                                                             ===========      =========
Per share amount ...........................................   $    1.18      $     .93

               The corporation's earnings results for the quarter reflected solid gains in revenue and moderation in expense growth.
               Total revenues expanded $86.880 million or 10 percent year over year, led by a $49.546 million or 17.5 percent increase in fee-based income, while noninterest expense rose $33.517 million or 7.3 percent, excluding merger-related charges in 1998. Results for the first three months of 1999 included a gain of $17.025 million from the sale of credit card receivables in a securitization transaction versus a gain of $17.155 million a year earlier from branch divestiture sales. The gain from the credit card securitization in the first quarter of 1999 will be mitigated throughout the year by a reduction in the margin from higher funding costs compared with alternative wholesale funding sources. Additionally, the first quarter of 1999 included increased expenses for equipment, software and technology investments.

               Expanded discussion of the corporation's results of operations and financial condition follows. Interest income is stated on a taxable equivalent basis, which is adjusted for the tax-favored status of earnings from certain loans and securities. References to changes in assets and liabilities represent daily average levels unless otherwise noted.

Business       The corporation has four reportable business segments: Consumer,
Segments       Corporate, Card, and Treasury & Administration.

               The Consumer segment provides individuals and small businesses with products and services ranging from traditional loans and deposits, mortgages, trust services, brokerage and mutual fund investments, including the corporation's proprietary Wachovia Funds, to insurance, private banking and other financial advisory services. Customers are served in the corporation's primary operating states of Georgia, North Carolina, South Carolina, Virginia and Florida through a wide variety of delivery channels, including ATMs, traditional branches, work-site banking facilities, in-store banking centers, PC Access, Wachovia On-Call telephone banking and automated Phone Access. Major initiatives for the division include PRO (Profitable Relationship Optimization), which is the corporation's strategy for profitable customer selling and retention; Financial Integration, an affluent customer strategy utilizing teams of financial advisors and specialists; and the Market Network Model, used for determining the mix of local retail delivery channels based on location needs and opportunities.

               Corporate offers credit, specialized finance, investment and processing services. Customers range from businesses with annual sales of $2 million and above to major multinational corporations. The division is a leading provider of treasury services and certain corporate and charitable trust products. Significantly broadened capabilities have been added in capital markets, including merchant banking and financial advisory services, commercial real estate corporate finance, asset securitization and equipment leasing. The Corporate Division also is enhancing service and product offerings through its global services area. Recent initiatives include conversion of the corporation's London office to branch bank status, enabling Wachovia to provide credit and deposit services for European-based companies, and acquisition of a Sao Paulo, Brazil, bank to facilitate trade capabilities for customers conducting business in Latin America.

               The Card division represents the corporation's credit card business. The division generates revenues from interest on unpaid card balances and from fees primarily on interchange, cash advances, overlimit advances, late payments and servicing securitized receivables. The division employs modeling techniques and other credit evaluation measures to target above-average credit risk customers who carry monthly balances and seek low interest rates. Products offered include prime rate plus and Prime Rate for Life(R) Visa and MasterCard credit cards.

               The Treasury & Administration segment principally reflects asset and liability management for interest rate sensitivity risk; management of the securities portfolio; internal compensation for deposits and other funding sources, and charges for funds loaned; and other corporate costs such as Year 2000 and nonrecurring expenses.

               Business segment results are reported on a management accounting basis. Management accounting practices are internally driven, reflecting evolving information needs specific to the decision-making activities of a company's business managers, and may differ by company due to wide discretion in application. As a consequence, the corporation's business segment results are not necessarily comparable with those of other financial institutions with similar segments or with those of other companies which compete directly in one or more of the corporation's lines of business. In addition, business segment results may be restated in the future as the corporation's management structure, information needs, measurement methodologies, and reporting systems evolve.

               During 1999, certain changes to the management accounting structure were implemented which have been reflected for all periods presented. The primary change is the presentation of the Card segment on a managed basis, with the funding impact and the gain on the sale of the securitized portfolio reflected in Treasury & Administration. Other changes have been implemented with an immaterial impact.

               The provision for loan losses for each business segment is determined based on the credit risk of each segment's loan portfolio. Overhead expense is allocated based on the proportion of each segment's direct expenses to total direct expenses of the combined segments. Income tax expense is calculated for each business segment using a blended corporate-wide tax rate based on taxable equivalent adjusted net income.

               Financial results by business segment are discussed below.

               Consumer. Net income for Consumer was lower by $5.296 million or
               5.7 percent from the first quarter of 1998. Higher levels of noninterest expense and provision for loan losses accounted for the decrease, offsetting gains in both noninterest income and taxable equivalent net interest income. For the quarter, noninterest income rose $5.968 million or 4.2 percent, reflecting gains largely in trust services, mortgage fees and deposit account service charges, while taxable equivalent net interest income edged up $1.658 million. The increase in noninterest expense was driven primarily by equipment costs for new computer systems, net occupancy costs for new facilities and higher incentive compensation. Included in the 1998 results was a gain of $17.155 million on branch divestitures.

               Corporate. Corporate's net income grew $33.192 million or 44 percent year over year, fueled by strong gains in both taxable equivalent net interest income and noninterest income. Taxable equivalent net interest income increased $46.675 million or 28.7 percent, driven by loan and lease growth and improved pricing. Noninterest income advanced $26.901 million or 31.2 percent, led by capital markets and deposit account service charges. The provision for loan losses increased $1.522 million, while noninterest expense was up $18.611 million or 14 percent, primarily due to higher staff incentive expense.

               Card. Net income for the Card division expanded $6.667 million or 28.5 percent from the same quarter in 1998. Taxable equivalent net interest income rose $11.520 million or 9.5 percent and noninterest income gained $3.323 million or 9.9 percent, primarily due to increases in cardholder income. The provision for loan losses was flat with a year earlier, while noninterest expense increased $3.914 million or 7.9 percent, partly driven by growth in active accounts.

               Treasury & Administration. Treasury & Administration's net income grew $13.351 million to $17.524 million in the first quarter of 1999 over the comparable period a year earlier. The net interest margin declined $22.254 million, reflecting reductions of $1.611 billion in earning assets and $1.603 billion in interest-bearing liabilities, as well as changes in the mix of internal funds sources and uses. Other income rose $10.431 million or 43.8 percent, due in most part to the bankcard securitization transaction completed in the first quarter of 1999. Other expense declined $37.286 million or 76.4 percent period to period, reflecting significant reductions in both business integration expenses and Year 2000 costs attributable to this segment.


Business Segments                                                    Table 5
--------------------------------------------------------------------------------
(three months ended March 31)


                                                     Consumer             Corporate           Card
                                        ---------------------       ---------------   ---------------------
                                             1999        1998       1999       1998       1999         1998
                                             ----        ----       ----       ----     ------         ----
Operations Summary
(millions)
External net interest margin .........  $      75   $      72   $    410   $    369   $    209     $    207
Internal funding (charge)
 credit ..............................        213         214       (200)      (207)       (76)         (85)
                                        ---------   ---------   --------   --------   --------     --------
Net interest income* .................        288         286        210        162        133          122
Total other income ...................        149         143        113         86         37           34
                                        ---------   ---------   --------   --------   --------     --------
Total revenues .......................        437         429        323        248        170          156
Provision for loan losses ............         11          10          2       ----         69           69
Total other expense ..................        290         278        151        133         54           50
                                        ---------   ---------   --------   --------   --------     --------
Pretax profit ........................        136         141        170        115         47           37
Income taxes (benefit) ...............         49          49         61         40         17           13
                                        ---------   ---------   --------   --------   --------     --------
Net income ...........................  $      87   $      92   $    109   $     75   $     30     $     24
                                        =========   =========   ========   ========   ========     ========
Percentage contribution to total
 revenues** ..........................      45.19%      48.64%     33.40%     28.12%     17.58%       17.69%
Percentage contribution to net
 income ..............................      35.80       47.18      44.86      38.46      12.35        12.31
Average Balances
(billions)
Total assets .........................  $      17   $      17   $     28   $     25   $      8     $      7



                                                Treasury &
                                            Administration          Eliminations   Total Corporation
                                       --------------------    -----------------   -----------------
                                          1999        1998      1999        1998    1999        1998
                                       --------       -----    -----       -----    ----        ----
Operations Summary
(millions)
External net interest margin .........   $ (76)      $ (67)      $ (10)    $ (12)   $ 608      $ 569
Internal funding (charge)
 credit ..............................      78          93         (15)      (15)    ----       ----
                                       --------      ------    -------   -------   ------     ------
Net interest income* .................       2          26         (25)      (27)     608        569
Total other income ...................      35          23        ----      ----      334        286
                                       --------      ------    -------   ------ -   ------     ------
Total revenues .......................      37          49         (25)      (27)     942        855
Provision for loan losses ............        (1)         (5)     ----      ----       81         74
Total other expense ..................      12          48         (15)      (15)     492        494
                                       ---------     -------   -------   -------   ------     ------
Pretax profit ........................      26           6         (10)      (12)     369        287
Income taxes (benefit) ...............       9           2         (10)      (12)     126         92
                                       ---------     -------   -------   -------   ------     ------
Net income ...........................   $  17       $   4       $----     $----    $ 243      $ 195
                                       =========     =======   =======   =======   ======     ======
Percentage contribution to total
 revenues** ..........................    3.83%       5.56%
Percentage contribution to net
 income ..............................    7.00        2.05
Average Balances
(billions)
Total assets .........................   $  11       $  14                          $  64      $  63

* Net interest income is reported on a taxable equivalent basis by segment and on a nontaxable equivalent basis for the corporation, reflecting segment eliminations.
** Percentage contribution to total revenues is based on the proportion of each segment's revenues to the combined revenues of all segments. Revenues for the total corporation are presented based on nontaxable equivalent net interest income and total other income, including securities transactions.

               Consolidated Financial Results

Net Interest   Taxable equivalent net interest income for the first quarter of
               1999 increased $37.334 million or 6.4 percent from a year earlier
Income         to $618.228 million. Higher loan volume and a wider interest rate spread drove the growth as increased loan demand, lower funding rates and a modest reduction in interest-bearing liabilities offset a decline in the average yield on interest-earning assets. Compared with the fourth quarter of 1998, taxable equivalent net interest income decreased a moderate $2.626 million or less than 1 percent, reflecting the impact of a reduction in earning assets, declining loan rates and two fewer accrual days in the period. The effect of declining loan rates was more than offset by a drop in the average cost of funds. The net yield on interest-earning assets (defined as taxable equivalent net interest income as a percentage of average interest-earning assets) rose 20 basis points year over year to 4.41 percent and was up 13 basis points from the fourth quarter. For the full year of 1999, management anticipates growth of approximately 5 percent in taxable equivalent net interest income, excluding the impact of the credit card securitization. The estimate is based on expectations for steady loan demand and a continued favorable interest rate spread.

               Taxable equivalent interest income decreased $19.042 million or
               1.6 percent year over year, the result of a 26 basis point drop in the average rate earned on interest-earning assets. The impact of a lower average earning asset yield was offset partially by solid loan growth, with loans expanding $2.512 billion or 5.7 percent, driven by the commercial portfolio. Taxable equivalent interest income was lower by $46.759 million or 3.9 percent from the fourth quarter, reflecting a 9 basis point decline in the average loan yield, modest to flat loan growth off of a strong fourth quarter, reduction of the securities portfolio and the impact of a shorter accrual period.


               Commercial loans, including related real estate categories, increased $2.822 billion or 11.1 percent from the year-earlier quarter, with all categories except tax-exempt loans expanding. Taxable commercial loans rose $1.252 billion or 9.2 percent, lease financing was higher by $846 million or 77.3 percent and foreign loans were up $724 million or 131.9 percent, reflecting credits extended largely in the corporation's London office to European-headquartered companies. The lease financing portfolio primarily consists of leveraged leases and other commercial leases. Commercial mortgages grew $282 million or 4.2 percent and construction loans increased $242 million or 13.1 percent. Tax-exempt loans continued to decrease due to paydowns in employee stock ownership plan loans and the reduced availability of tax-exempt financing under current tax laws.

Net Interest Income and Average Balances                             Table 6
--------------------------------------------------------------------------------




                                                       Twelve               1999
                                                       Months               ----
                                                        Ended
                                                     March 31              First
                                                         1999            Quarter
                                                   -----------        ----------
Net Interest Income --
 Taxable Equivalent (thousands)
Interest income:
 Loans, including fees ...........................  $3,923,771      $    975,011
 Securities ......................................     693,078           151,879
 Interest-bearing bank balances ..................      11,952             2,193
 Federal funds sold and securities
  purchased under resale agreements ..............      26,320             5,802
 Trading account assets ..........................      37,956             5,653
                                                    -----------     ------------
    Total ........................................   4,693,077         1,140,538
Interest expense:
 Interest-bearing demand .........................      60,504            12,725
 Savings and money market savings ................     454,069           113,547
 Savings certificates ............................     509,896           113,449
 Large denomination certificates .................     174,993            43,726
 Interest-bearing deposits in foreign offices.....     123,369            23,920
 Short-term borrowed funds .......................     528,124           103,170
 Long-term debt ..................................     406,882           111,773
                                                     -----------    ------------
    Total ........................................   2,257,837           522,310
                                                     -----------    ------------
Net interest income ..............................  $2,435,240      $    618,228
                                                    ===========     ============
Annualized net yield on
 interest-earning assets .........................        4.29%             4.41%
Average Balances (millions)
Assets:
 Loans -- net of unearned income .................   $  45,020      $     46,261
 Securities ......................................      10,238             9,221
 Interest-bearing bank balances ..................         143               130
 Federal funds sold and securities
  purchased under resale agreements ..............         494               483
 Trading account assets ..........................         865               700
                                                     -----------    ------------
    Total interest-earning assets ................      56,760            56,795
 Cash and due from banks .........................       3,144             3,071
 Premises and equipment ..........................         879               911
 Other assets ....................................       3,884             4,047
 Unrealized gains on securities available-
  for-sale .......................................         131               119
 Allowance for loan losses .......................        (535)             (535)
                                                     -----------    ------------
    Total assets .................................   $  64,263      $     64,408
                                                     ===========    ============
Liabilities and shareholders' equity:
 Interest-bearing demand .........................   $   4,659      $      4,665
 Savings and money market savings ................      12,234            12,889
 Savings certificates ............................       9,401             8,846
 Large denomination certificates .................       3,280             3,377
 Interest-bearing deposits in foreign offices.....       2,287             2,069
 Short-term borrowed funds .......................      10,564             9,292
 Long-term debt ..................................       6,653             7,627
                                                     -----------    ------------
    Total interest-bearing liabilities ...........      49,078            48,765
 Demand deposits .................................       8,006             8,062
 Other liabilities ...............................       1,960             2,267
 Shareholders' equity ............................       5,219             5,314
                                                     -----------    ------------
    Total liabilities and shareholders'
     equity ......................................   $  64,263      $     64,408
                                                     ===========    ============
Total deposits ...................................   $  39,867      $     39,908




                                                                               1998
                                                     ---------------------------------------------------------
                                                       Fourth          Third          Second         First
                                                       Quarter        Quarter        Quarter        Quarter
                                                     ----------     ------------   ------------   ------------
Net Interest Income --
 Taxable Equivalent (thousands)
Interest income:
 Loans, including fees ...........................   $ 1,000,663    $    980,636   $    967,461   $    952,282
 Securities ......................................       167,680         181,853        191,666        185,655
 Interest-bearing bank balances ..................         3,166           3,182          3,411          3,228
 Federal funds sold and securities
  purchased under resale agreements ..............         8,615           6,168          5,735          5,285
 Trading account assets ..........................         7,173          11,817         13,313         13,130
                                                   -------------    ------------   ------------   ------------
    Total ........................................     1,187,297       1,183,656      1,181,586      1,159,580
Interest expense:
 Interest-bearing demand .........................        15,206          15,526         17,047         16,751
 Savings and money market savings ................       115,367         115,077        110,078        111,133
 Savings certificates ............................       123,203         136,462        136,782        146,030
 Large denomination certificates .................        45,359          40,482         45,426         34,117
 Interest-bearing deposits in foreign offices.....        28,112          34,005         37,332         36,210
 Short-term borrowed funds .......................       134,246         144,881        145,827        138,892
 Long-term debt ..................................       104,950          95,597         94,562         95,553
                                                   -------------    ------------   ------------   ------------
    Total ........................................       566,443         582,030        587,054        578,686
                                                   -------------    ------------   ------------   ------------
Net interest income ..............................   $   620,854    $    601,626   $    594,532   $    580,894
                                                   =============    ============   ============   ============
Annualized net yield on
 interest-earning assets .........................          4.28%           4.26%          4.21%          4.21%
Average Balances (millions)
Assets:
 Loans -- net of unearned income .................   $    45,966    $     43,894   $     43,974   $     43,749
 Securities ......................................         9,952          10,664         11,102         10,623
 Interest-bearing bank balances ..................           163             138            139            189
 Federal funds sold and securities
  purchased under resale agreements ..............           641             440            411            374
 Trading account assets ..........................           818             930          1,008          1,067
                                                   -------------    ------------   ------------   ------------
    Total interest-earning assets ................        57,540          56,066         56,634         56,002
 Cash and due from banks .........................         3,271           3,068          3,166          3,340
 Premises and equipment ..........................           888             874            845            819
 Other assets ....................................         3,959           3,822          3,709          3,396
 Unrealized gains on securities available-
  for-sale .......................................           177             133             96            114
 Allowance for loan losses .......................          (537)           (534)          (534)          (538)
                                                   -------------    ------------   ------------   ------------
    Total assets .................................   $    65,298    $     63,429   $     63,916   $     63,133
                                                   =============    ============   ============   ============
Liabilities and shareholders' equity:
 Interest-bearing demand .........................   $     4,639    $      4,646   $      4,687   $      5,984
 Savings and money market savings ................        12,481          11,873         11,700         10,334
 Savings certificates ............................         9,128           9,642          9,984         11,044
 Large denomination certificates .................         3,387           3,146          3,212          2,449
 Interest-bearing deposits in foreign offices.....         2,131           2,347          2,599          2,644
 Short-term borrowed funds .......................        11,135          10,858         10,947         10,635
 Long-term debt ..................................         6,830           6,080          6,092          6,107
                                                   -------------    ------------   ------------   ------------
    Total interest-bearing liabilities ...........        49,731          48,592         49,221         49,197
 Demand deposits .................................         8,148           7,874          7,939          7,240
 Other liabilities ...............................         2,241           1,790          1,545          1,587
 Shareholders' equity ............................         5,178           5,173          5,211          5,109
                                                   -------------    ------------   ------------   ------------
    Total liabilities and shareholders'
     equity ......................................   $    65,298    $     63,429   $     63,916   $     63,133
                                                   =============    ============   ============   ============
Total deposits ...................................   $    39,914    $     39,528   $     40,121   $     39,695

               Foreign credit exposure consists of loans and lease financing. Foreign loans were $1.347 billion or 2.9 percent of total loans at March 31, 1999 versus $548 million or 1.2 percent one year earlier and $1.093 billion or 2.4 percent at year-end 1998. Because foreign loans are reported based on the address of the borrower and not on the country where security for the credit resides, foreign loans as reported do not necessarily indicate the corporation's country risk exposure. The corporation's country of risk profile for its $1.347 billion of foreign loans outstanding as of March 31, 1999 has not materially changed from the previous quarter. There were no extensions of credit in Russia at March 31, 1999 and extensions of credit in Asia were not significant. Foreign lease financing was $1.109 billion at the end of the first quarter of 1999, all in Western European countries.

               Based on regulatory definitions, commercial real estate loans were $9.164 billion or 19.8 percent of total loans at March 31, 1999 compared with $8.699 billion or 19.5 percent one year earlier and $9.032 billion or 19.8 percent at December 31, 1998. Regulatory definitions for commercial real estate loans include loans that have real estate as the collateral but not the primary consideration in a credit risk evaluation.

               There were no significant concentrations of loans in any one industry at March 31, 1999, one year earlier or at year-end 1998.

               Consumer loans, including residential mortgages, decreased $310 million or less than 2 percent year over year on lower levels of residential mortgages and direct retail loans. Because the corporation's residential mortgage portfolio principally consists of adjustable rate mortgages, some erosion in the portfolio occurred as the yield curve continued to flatten and borrowers increasingly migrated to fixed-rate financing. Residential mortgages declined $640 million or 8 percent from the same three months in 1998, while direct retail loans were lower by $136 million or 11.2 percent. Partially offsetting these decreases were gains in credit cards, other revolving credit and indirect retail loans, which primarily consists of automobile sales financing.

               In March, the corporation securitized $896 million of credit card receivables from its portfolio, principally to further broaden funding sources and to remain active in the securitization market. The transaction also provided some regulatory capital relief for the assets securitized. Previously, the corporation securitized $500 million of credit card loans in late 1995. Securitization involves the transfer of a pool of assets from the balance sheet to a master trust which then issues and sells to investors certificates representing a pro rata interest in the underlying assets. The transaction reduces net interest income and the provision for loan losses associated with the transferred receivables while increasing credit card noninterest income in the form of gains on card sales, servicing fees and other excess revenue earned on the securitized loans. While securitizations are a beneficial source of funding, they are a somewhat more expensive source than other wholesale funding sources. At March 31, 1999, the corporation's managed credit card portfolio, which includes securitized loans, was $6.351 billion or 13.3 percent of total managed loans versus $6.103 billion or 13.6 percent one year earlier and $6.549 billion or 14.2 percent at year-end 1998. Securitized credit card loans were $1.396 billion at March 31, 1999 compared with $500 million both one year earlier and at December 31, 1998. Additional information on the corporation's securitized loans appears on page 17.

Period-End Loans by Category                                         Table 7
--------------------------------------------------------------------------------
(thousands)

                                    March 31        Dec. 31       Sept. 30        June 30       March 31
                                        1999           1998           1998           1998           1998
                                 -----------    -----------    -----------    -----------    -----------
Commercial ..................... $15,639,116    $14,328,152    $15,040,796    $14,162,763    $14,519,889
Tax-exempt .....................     871,271        972,603      1,024,855      1,285,639      1,379,660
                                 -----------    -----------    -----------    -----------    -----------
    Total commercial ...........  16,510,387     15,300,755     16,065,651     15,448,402     15,899,549
Direct retail ..................   1,066,011      1,097,574      1,111,654      1,125,885      1,160,162
Indirect retail ................   3,324,238      3,239,532      3,143,670      3,056,582      3,038,397
Credit card ....................   4,954,671      6,049,350      5,773,009      5,533,435      5,603,381
Other revolving credit .........     552,908        536,887        517,047        503,758        485,093
                                 -----------    -----------    -----------    -----------    -----------
    Total retail ...............   9,897,828     10,923,343     10,545,380     10,219,660     10,287,033
Construction ...................   2,087,886      2,044,437      1,865,675      1,835,906      1,873,528
Commercial mortgages ...........   7,076,217      6,988,050      6,826,459      6,796,424      6,824,990
Residential mortgages ..........   7,301,984      7,490,086      7,652,614      7,893,928      7,959,185
                                 -----------    -----------    -----------    -----------    -----------
    Total real estate ..........  16,466,087     16,522,573     16,344,748     16,526,258     16,657,703
Lease financing ................   2,172,158      1,879,123      1,688,053      1,420,875      1,105,555
Foreign ........................   1,346,672      1,093,428        984,884        843,353        548,441
                                 -----------    -----------    -----------    -----------    -----------
    Total loans ................ $46,393,132    $45,719,222    $45,628,716    $44,458,548    $44,498,281
                                 ===========    ===========    ===========    ===========    ===========


               Securities, the second largest category of interest-earning assets, decreased $1.402 billion or 13.2 per cent year over year and was lower by $731 million or 7.3 percent from the fourth quarter of 1998. Declines from both periods resulted from planned runoff principally in the available-for-sale portfolio. The securities portfolio is expected to remain largely constant with existing levels for the rest of 1999. At March 31, 1999, securities available-for-sale were $8.399 billion and securities held-to-maturity were $1.373 billion.


Securities                                                           Table 8
--------------------------------------------------------------------------------
(thousands)



Securities available-for-sale at fair value:
 U.S. Government and agency .....................  $3,477,714
 Mortgage-backed securities .....................   4,333,600
 Other ..........................................     587,982
                                                   ----------
    Total securities available-for-sale .........   8,399,296
Securities held-to-maturity:
 U.S. Government and agency .....................     606,014
 Mortgage-backed securities .....................     538,724
 State and municipal ............................     162,976
 Other ..........................................      65,739
                                                   ----------
    Total securities held-to-maturity ...........   1,373,453
                                                   ----------
    Total securities ............................  $9,772,749
                                                   ==========


               Interest expense for the first quarter declined $56.376 million or 9.7 percent from a year earlier and was down $44.133 million or 7.8 percent from the final three months of 1998. The decrease from both periods principally reflected a reduction in the average borrowing rate paid, with some moderation in the overall level of interest-bearing liabilities. The average rate paid for funding sources declined 43 basis points from the same three months of 1998 to 4.34 percent and was lower by 18 basis points from the fourth quarter. At the same time, average interest-bearing liabilities decreased $432 million or less than 1 percent year over year and were lower by $966 million or a modest 1.9 percent from the fourth quarter as management reduced short-term borrowings.

               The corporation utilizes a diverse funding base and believes flexibility and ongoing innovation will be required by financial institutions to attract future funding sources. As part of its funding strategy, the corporation markets traditional funding products while issuing a variety of wholesale funding instruments. Broadened traditional funding sources include the corporation's Premiere and Business Premiere accounts, both of which are high-yield money market deposit products; the addition of PC

               Banking; and enhancements to basic checking products, including the addition of the Wachovia Access Nowsm account. Wholesale funding sources include senior and subordinated debt, a global bank note program, capital securities and asset-backed securitization.

               Interest-bearing deposits decreased $609 million or a modest 1.9 percent from the first quarter of 1998, primarily due to lower levels of savings certificates and demand accounts. The reduction was offset in large part by growth in savings and money market savings, reflecting gains in the corporation's Premiere and Business Premiere accounts, and by higher levels of large denomination certificates. For the quarter, savings certificates declined $2.198 billion or 19.9 percent year over year and interest-bearing demand deposits were lower by $1.319 billion or 22 percent. Savings and money market savings grew $2.555 billion or 24.7 percent and management increased large denomination certificate levels by $928 million or 37.9 percent. Interest-bearing deposits were slightly higher from the fourth quarter of 1998, with gains in savings and money market savings moderated by runoff largely in savings certificates. Gross deposits for the first three months of 1999 averaged $39.908 billion, up $213 million or less than 1 percent from $39.695 billion one year earlier. Collected deposits, net of float, averaged $37.708 billion for the period, an increase of $285 million or less than 1 percent from $37.423 billion in the same three months of 1998.

               Short-term borrowed funds declined $1.343 billion or 12.6 percent from the year-earlier quarter. Federal funds purchased and securities sold under repurchase agreements decreased $1.558 billion or 20.6 percent and other short-term borrowed funds, primarily consisting of short-term bank notes, declined $159 million or 7.9 percent. Commercial paper expanded $374 million or 35.8 percent. Compared with the fourth quarter of 1998, short-term borrowed funds were lower by $1.843 billion or 16.6 percent with all categories decreasing.

               Long-term debt rose $1.520 billion or 24.9 percent year over year. Growth was driven by other long-term debt, which increased $1.747 billion or 55.8 percent and consists of senior and subordinated debt and capital securities. In March 1999, the corporation issued $400 million of 10-year subordinated fixed-rate notes following the issuance of a total of $1.300 billion of senior and subordinated unsecured notes in the second half of 1998. The notes are part of a $2.500 billion debt shelf offering registered with the Securities and Exchange Commission in July 1998, with the senior notes rated Aa3 by Moody's and AA-by Standard & Poor's and the subordinated notes rated A1 by Moody's and A+ by Standard & Poor's. There were no new issuances of capital securities, which totaled $996 million at March 31, 1999. The capital securities are rated aa3 by Moody's and A by Standard & Poor's and qualify as Tier I capital under risk-based capital guidelines. Long-term debt was higher by $797 million or
               11.7 percent from the fourth quarter of 1998 with increases occurring in both bank notes and other long-term debt.

               Through its global bank note program, Wachovia Bank is authorized to issue up to $21.557 billion of bank notes, with the authorization including $3.557 billion of notes issued prior to the program's expansion in July 1998. The global bank note program consists of issuances with original maturities beginning at seven days. Bank notes with original maturities of one year or less are included in other short-term borrowed funds, and bank notes with original maturities greater than one year are considered medium-term in nature and are classified as bank notes under long-term debt. Short-term bank notes outstanding as of March 31, 1999 were $1.227 billion with an average cost of
               4.91 percent and an average maturity of 4.0 months. Medium-term bank notes were $2.648 billion on the same date, with an average cost of 5.44 percent and an average maturity of 3.7 years. Short-term issues under the global bank note program are rated P-1 by Moody's and A-1+ by Standard & Poor's, while medium-term issues are rated Aa2 by Moody's and AA by Standard & Poor's.

Taxable Equivalent Rate/Volume Variance Analysis -- First Quarter*   Table 9
--------------------------------------------------------------------------------


Average Volume           Average Rate
--------------------- -------------------
   1999       1998       1999      1998
-------    -------    -------      ----
     (Millions)                             Interest Income
                                            Loans:
 $14,854    $13,602       6.96      7.22      Commercial .......................................
     931      1,455       9.29      8.57      Tax-exempt .......................................
--------   --------
  15,785     15,057       7.10      7.35          Total commercial .............................
   1,073      1,209       8.90      9.18      Direct retail ....................................
   3,310      3,033       7.96      8.58      Indirect retail ..................................
   5,851      5,743      13.26     13.43      Credit card ......................................
     546        465      10.95     10.05      Other revolving credit ...........................
--------   --------
  10,780     10,450      11.08     11.38          Total retail .................................
   2,093      1,851       8.56      9.16      Construction .....................................
   7,053      6,771       8.07      8.83      Commercial mortgages .............................
   7,336      7,976       7.83      8.15      Residential mortgages ............................
--------   --------
  16,482     16,598       8.03      8.54          Total real estate ............................
   1,941      1,095      12.13      9.77      Lease financing ..................................
   1,273        549       6.32      7.42      Foreign ..........................................
--------   --------
  46,261     43,749       8.55      8.83          Total loans ..................................
                                            Securities:
                                              Held-to-maturity:
     570        160       6.22      6.33        U.S. Government and agency .....................
     576        917       8.42      8.32        Mortgage-backed securities .....................
     168        208       9.74     10.81        State and municipal securities .................
      72        118       6.73      6.68        Other ..........................................
--------   --------
   1,386      1,403       7.59      8.32          Total securities held-to-maturity ............
                                              Available-for-sale:**
   3,173      4,464       6.42      6.84        U.S. Government and agency .....................
   4,086      4,023       6.46      6.90        Mortgage-backed securities .....................
     576        733       7.48      7.29        Other ..........................................
--------   --------
   7,835      9,220       6.52      6.90          Total securities available-for-sale ..........
--------   --------
   9,221     10,623       6.68      7.09          Total securities .............................
     130        189       6.82      6.92      Interest-bearing bank balances ...................
                                              Federal funds sold and securities purchased
     483        374       4.87      5.74        under resale agreements ........................
     700      1,067       3.28      4.99      Trading account assets ...........................
--------   --------
 $56,795    $56,002       8.14      8.40          Total interest-earning assets ................
========   ========
                                              Interest Expense
 $ 4,665    $ 5,984       1.11      1.14      Interest-bearing demand ..........................
  12,889     10,334       3.57      4.36      Savings and money market savings .................
   8,846     11,044       5.20      5.36      Savings certificates .............................
   3,377      2,449       5.25      5.65      Large denomination certificates ..................
--------   --------
                                                  Total interest-bearing deposits in
  29,777     29,811       3.86      4.19            domestic offices ...........................
   2,069      2,644       4.69      5.55      Interest-bearing deposits in foreign offices .....
--------   --------
  31,846     32,455       3.91      4.30           Total interest-bearing deposits .............
                                              Federal funds purchased and securities sold
   6,017      7,575       4.34      5.35        under repurchase agreements ....................
   1,420      1,046       4.48      5.14      Commercial paper .................................
   1,855      2,014       5.03      5.17      Other short-term borrowed funds ..................
--------   --------
   9,292     10,635       4.50      5.30            Total short-term borrowed funds ............
   2,748      2,975       5.69      6.43      Bank notes .......................................
   4,879      3,132       6.08      6.27      Other long-term debt .............................
--------   --------
   7,627      6,107       5.94      6.35            Total long-term debt .......................
--------   --------
 $48,765    $49,197       4.34      4.77            Total interest-bearing liabilities .........
========   ========   --------     -----
                          3.80      3.63      Interest rate spread
                      ========     =====
                                              Net yield on interest-earning assets and
                          4.41      4.21        net interest income ............................
                      ========     =====










                                                                                                          Variance
                                                             Interest                                 Attributable to
                                                   --------------------------                  ----------------------------
                                                        1999          1998         Variance        Rate            Volume
                                                   ------------  ------------   -------------  -----------      -----------
Interest Income                                                                    (Thousands)
Loans:
Commercial .......................................  $   254,955   $   242,308   $      12,647   $  (9,068)      $   21,715
Tax-exempt .......................................       21,328        30,764          (9,436)      2,389          (11,825)
                                                   ------------  ------------   -------------
Total commercial .................................      276,283       273,072           3,211      (9,721)          12,932
Direct retail ....................................       23,553        27,361          (3,808)       (810)          (2,998)
Indirect retail ..................................       64,982        64,190             792      (4,818)           5,610
Credit card ......................................      191,334       190,228           1,106      (2,452)           3,558
Other revolving credit ...........................       14,747        11,527           3,220       1,086            2,134
                                                   ------------  ------------   -------------
Total retail .....................................      294,616       293,306           1,310      (7,822)           9,132
Construction .....................................       44,189        41,809           2,380      (2,849)           5,229
Commercial mortgages .............................      140,322       147,402          (7,080)    (13,048)           5,968
Residential mortgages ............................      141,677       160,275         (18,598)     (6,076)         (12,522)
                                                   ------------  ------------   -------------
Total real estate ................................      326,188       349,486         (23,298)    (20,874)          (2,424)
Lease financing ..................................       58,073        26,370          31,703       7,560           24,143
Foreign ..........................................       19,851        10,048           9,803      (1,676)          11,479
                                                   ------------  ------------   -------------
Total loans ......................................      975,011       952,282          22,729     (30,831)          53,560
Securities:
Held-to-maturity:
U.S. Government and agency .......................        8,745         2,489           6,256         (42)           6,298
Mortgage-backed securities .......................       11,965        18,815          (6,850)        238           (7,088)
State and municipal securities ...................        4,024         5,557          (1,533)       (513)          (1,020)
Other ............................................        1,197         1,937            (740)         13             (753)
                                                   ------------  ------------   -------------
Total securities held-to-maturity ................       25,931        28,798          (2,867)     (2,514)            (353)
Available-for-sale:**
U.S. Government and agency .......................       50,214        75,264         (25,050)     (4,386)         (20,664)
Mortgage-backed securities .......................       65,104        68,414          (3,310)     (4,356)           1,046
Other ............................................       10,630        13,179          (2,549)        337           (2,886)
                                                   ------------  ------------   -------------
Total securities available-for-sale ..............      125,948       156,857         (30,909)     (8,287)         (22,622)
                                                   ------------  ------------   -------------
Total securities .................................      151,879       185,655         (33,776)    (10,240)         (23,536)
Interest-bearing bank balances ...................        2,193         3,228          (1,035)        (45)            (990)
Federal funds sold and securities purchased
under resale agreements ..........................        5,802         5,285             517        (877)           1,394
Trading account assets ...........................        5,653        13,130          (7,477)     (3,735)          (3,742)
                                                   ------------  ------------   -------------
Total interest-earning assets ....................    1,140,538     1,159,580         (19,042)    (35,294)          16,252

Interest Expense
Interest-bearing demand ..........................       12,725        16,751          (4,026)       (416)          (3,610)
Savings and money market savings .................      113,547       111,133           2,414     (22,190)          24,604
Savings certificates .............................      113,449       146,030         (32,581)     (4,282)         (28,299)
Large denomination certificates ..................       43,726        34,117           9,609      (2,554)          12,163
                                                   ------------  ------------   -------------
Total interest-bearing deposits in
domestic offices .................................      283,447       308,031         (24,584)    (24,229)            (355)
Interest-bearing deposits in foreign offices .....       23,920        36,210         (12,290)     (5,125)          (7,165)
                                                   ------------  ------------   -------------
Total interest-bearing deposits ..................      307,367       344,241         (36,874)    (30,505)          (6,369)
Federal funds purchased and securities sold
under repurchase agreements ......................       64,464        99,963         (35,499)    (16,965)         (18,534)
Commercial paper .................................       15,681        13,274           2,407      (1,878)           4,285
Other short-term borrowed funds ..................       23,025        25,655          (2,630)       (645)          (1,985)
                                                   ------------  ------------   -------------
Total short-term borrowed funds ..................      103,170       138,892         (35,722)    (19,383)         (16,339)
Bank notes .......................................       38,587        47,142          (8,555)     (5,134)          (3,421)
Other long-term debt .............................       73,186        48,411          24,775      (1,470)          26,245
                                                   ------------  ------------   -------------
Total long-term debt .............................      111,773        95,553          16,220      (6,371)          22,591
                                                   ------------  ------------   -------------
Total interest-bearing liabilities ...............      522,310       578,686         (56,376)    (51,331)          (5,045)
                                                   ------------  ------------   -------------
Interest rate spread
Net yield on interest-earning assets and
net interest income ..............................  $   618,228   $   580,894   $      37,334      29,023            8,311
                                                   ============  ============   =============


 * Interest income and yields are presented on a fully taxable equivalent basis using the federal income tax rate and state tax rates, as applicable, reduced by the nondeductible portion of interest expense. Any variance attributable jointly to volume and rate changes is allocated to volume and rate in proportion to the relationship of the absolute dollar amount of the change in each.
** Volume amounts are reported at amortized cost; excludes pretax unrealized gains of $119 million in 1999 and $114 million in 1998.

Market Risk    Market risk is the risk of loss due to adverse changes in
               instrument values or earnings fluctuation resulting from changes
and Asset/     in market factors. This includes, but may not be limited to, changes in interest rates, foreign exchange rates, commodity
Liability      prices and other market variables including equity price risk.
               Wachovia has potential exposure to interest rates, no risk in
Management     commodity prices (since the corporation does not directly hold commodities or trade in commodity contracts) and immaterial risk in foreign exchange and changing equity prices. Market risks reside in both the trading and nontrading portfolios. Trading portfolios represent assets, liabilities and off-balance sheet instruments that are held for short periods of time and are marked-to-market through the income statement. Nontrading portfolios represent assets, liabilities and off-balance sheet instruments that are not marked-to-market through the income statement but are accounted for on an accrual basis or are marked-to-market through equity.

               The primary risk in both the trading and nontrading portfolios is to changes in interest rates. Exposures to movements in foreign exchange rates are predominantly in the trading portfolio. All locations use the U.S. dollar as their functional currency and, as a result, exposures to foreign exchange translation risk are immaterial to consolidated net income. Exposure to equity price movement is through holdings at the parent company and private equity investments in the capital markets line of business. The volatility of values in the equity portfolios is immaterial to net income. Estimating the amount of risk in either the trading or nontrading portfolios requires assumptions about the future. The nature of the assumptions causes all representations of risk to be estimates. These estimates will be different from actual results for many reasons, including but not limited to, changes in the growth of the overall economy which will impact volume growth in the company, changing credit spreads, market interest rates moving in patterns other than the patterns chosen for analysis, changes in customer preferences, changes in tactical and strategic plans and initiatives, and changes in Federal Reserve policy. Stress testing is performed on all market risk measurement analyses to help understand the relative sensitivity of key assumptions and thereby better understand the risk profile of the corporation.

Trading        Trading market risk is the risk to net income from changes in the fair value of assets and liabilities and off-balance sheet
Market Risk    instruments that are marked-to-market through the income
               statement. Trading portfolios are maintained to create value by servicing customer needs for investment and risk management products at competitive prices. The key trading portfolios by purpose are U. S. Treasury and government agencies, municipal bonds, residential mortgage-backed securities and money market instruments. The corporation enters into derivatives contracts and foreign currency exchange forward and option contracts to service customer needs and does not take material trading positions in either. The earnings risk due to changes in fair value in the trading portfolios is limited by the short-term holding periods of some of the portfolios, entering into offsetting trades with market counterparties, establishing and monitoring market risk limits by portfolio, and utilizing various hedging techniques. Risk appetite, policies, practices and procedures are established in the business units and approved by the relevant risk committees and Board of Directors to ensure that business objectives are met within a framework of prudent and sound risk management.

               A value-at-risk (VAR) methodology is used to gauge potential losses in various trading portfolios due to changes in interest rates. The VAR model is a statistical variance/covariance model that calculates an estimate of exposure to interest rate movements within a predetermined confidence level over a defined forward-looking time period. The VAR estimate represents the maximum expected loss in fair value of a trading portfolio over a one day time horizon, given a 99 percent confidence level. In other words, there is about a 1 percent chance, given historical volatility of interest rates, that a loss greater than the VAR estimate will occur by the end of the next day. The VAR estimate takes into account several variables that affect the value of the trading portfolio, including interest rates, security prices and their volatilities, and statistical correlations. The potential expected volatility of interest rates is calculated using a one-year history of market movements. These historical volatilities are exponentially weighted to give more weight to recent market movements.

               At March 31, 1999, the combined VAR exposure, given the above calculation parameters, was $177 thousand which represented .04 percent of the combined trading portfolio value of $485.147 million. The combined average VAR exposure for the first quarter of 1999 was $159 thousand which represented .04 percent of the combined average trading portfolio value of $433.872 million. These VAR numbers are for the combined U. S. Treasury and government agency, municipal bond, residential mortgage-backed securities and money market instrument portfolios.

Nontrading     Nontrading market risk is the risk to net income from changes in interest rates on asset, liability and off-balance sheet
Market Risk    portfolios other than trading portfolios. The risk is driven by potential mismatches resulting from timing differences in the repricing of assets, liabilities and off-balance sheet instruments, and potential exercise of explicit and embedded options. There also is net income risk from changes in market rate relationships known as basis risk. Funds Management is charged with the responsibility of managing the nontrading market risk. Funds Management includes asset/liability management and the management of discretionary securities and funding portfolios. The goal of Funds Management is to maintain high quality and consistent growth in net income, while maintaining acceptable levels of risk to changes in interest rates, and acceptable levels of capital and liquidity. This goal is achieved by influencing the maturity and repricing characteristics of the various lending and deposit taking lines of business, by managing discretionary portfolios, and by utilizing off-balance sheet financial instruments.

               Funds Management operates under the policies established by the Finance Committee of the Board of Directors and the guidance of the Management Finance Committee. Nontrading interest rate risk, liquidity, capital positions and discretionary on- and off-balance sheet activity are reviewed quarterly by the Finance Committee of the Board of Directors. Interim oversight of the function is provided through regular meetings of Funds Management managers, the Treasurer and the Chief Financial Officer. Funds Management personnel carry out day-to-day activity within approved risk management guidelines and strategies. The corporation uses a number of tools to measure nontrading interest rate risk, including simulating net income, monitoring the sensitivity of the net present value of the balance sheet, and monitoring the difference or gap between maturing or rate-sensitive assets and liabilities over various time periods.

               Management believes that nontrading interest rate risk is best measured by simulation modeling which calculates expected net income based on projected interest-earning assets, interest-bearing liabilities, off-balance sheet financial instruments, other income and other expense. The model projections are based upon historical trends and management's expectations of balance sheet growth patterns, spreads to market rates, historical market rate relationships, prepayment behavior, current and expected product offerings, sales activity, and expected exercise of explicit and embedded options. The Management Finance Committee regularly reviews the assumptions used in the model.

               The corporation monitors interest rate risk by measuring the potential change in 12 months of net income under eight standard interest rate scenarios. The scenarios are rolled forward by quarter up to four quarters in the future to view income sensitivity over any given 12-month period within the next 24 months. All of the scenarios are compared with a scenario where current market rates are held constant for the forecast period (i.e., the flat rate scenario). The scenarios are immediate shocks of the yield curve up and down 100 and 200 basis points and ramp scenarios for up and down 100 and 200 basis points occurring evenly across the next 12 months. Policy guidelines are approved by the Management Finance Committee and the Finance Committee of the Board of Directors. For simulation, which is a dynamic forward-looking analysis, the guidelines are focused on the 200 basis point ramp scenarios across 12 months. The policy guideline limit for net income simulation is a negative impact to net income of 7.5 percent for the up or down 200 basis point ramp scenarios when compared with the flat rate scenario. Management has generally maintained a risk position well within the policy guideline level. The model indicated the impact of a 200 basis point gradual rise in rates over the next 12 months would cause approximately a .90 percent decrease in net income at March 31, 1999 versus a 1.58 percent decrease one year earlier. A gradual decrease in rates over the next 12 months would cause approximately a .54 percent increase in net income as of March 31, 1999 compared with a .88 percent increase at March 31, 1998. The corporation runs additional scenarios beyond the standard shock and ramp scenarios including yield curve steepening, flattening and inversion scenarios. Various sensitivity analyses are performed on a regular basis to segregate interest rate risk into separate components and understand the risk attributable to prepayments, caps and floors, and other options. Extensive assumptions testing is performed to understand the degree of impact from changing key assumptions such as the speed of prepayments, the interest rate elasticity of core deposit rates and faster- or slower-growing balance sheets.

               The corporation also utilizes a present value methodology to discern risk levels present in the balance sheet beyond the 24-month time horizon used in simulation analysis. The net present value methodology is a point in time analysis of the balance sheet not including new business volumes or management initiatives. All cash flows from earning assets, interest-bearing liabilities, noninterest-bearing deposits and off-balance sheet instruments are discounted to a present value. Assumptions are made to estimate the expected lives of indeterminate maturity assets and liabilities such as line of credit products and savings and checking accounts. Discount rates used in the analysis are based upon forward rates implied by the current yield curve with credit spreads added to discount current new business back to par value. As in simulation analysis, extensive assumptions testing is performed to understand the degree of impact from changing key assumptions. The policy guideline limit for present value of the balance sheet is a negative change in value of 10 percent for up or down shocks of 100 basis points to the beginning yield curve. As of March 31, 1999, Wachovia's change in net present value of the balance sheet for a 100 basis point upward shock to the yield curve was a decrease of 3.99 percent. For a decline in rates of 100 basis points, the change was an increase of 2.84 percent.

Liquidity      To ensure the corporation is positioned to meet immediate and future cash demands, management relies on liquidity analysis,
Management     knowledge of business trends over past economic cycles and forecasts of future conditions. Liquidity is maintained through a strong balance sheet and operating performance that assures market acceptance as well as through policy guidelines which limit the level, maturity and concentration of noncore funding sources.

               Through its balance sheet, the corporation generates liquidity on the asset side by maintaining significant amounts of securities available-for-sale, which may be sold at any time, and by loans which may be securitized or sold. Additionally, the corporation generates cash through deposit growth, the issuance of bank notes, the availability of unused lines of credit and through other forms of debt and equity instruments.

               Through policy guidelines, the corporation limits net purchased funds to 50 percent of long-term assets, which include net loans and leases, securities with remaining maturities over one year and net foreclosed real estate. Policy guidelines insure against concentrations by maturity of noncore funding sources by limiting the cumulative percentage of purchased funds that mature overnight, within 30 days and within 90 days. Guidelines also require the monitoring of significant concentrations of funds by single sources and by type of borrowing category.

Nonperforming  Nonperforming assets were $170.456 million or .37 percent of loans and foreclosed property at March 31, 1999. The total was
Assets higher by $22.733 million or 15.4 percent from the end of the first quarter of 1998, reflecting an increase in cash-basis assets, but down $10.847 million or 6 percent from December 31, 1998. The rise in cash-basis assets from a year earlier primarily was attributable to 2 large credits.

               Real estate nonperforming assets, the largest category of total nonperforming assets, were $102.330 million or .62 percent of real estate loans and foreclosed real estate compared with $102.530 million or .61 percent and $105.990 million or .64 percent at the end of the first and fourth quarters of 1998, respectively. Included in these totals were real estate nonperforming loans of $81.635 million at March 31, 1999 versus $81.766 million one year earlier and $85.225 million at December 31, 1998.

               Commercial real estate nonperforming assets were $47.377 million or .52 percent of related loans and foreclosed real estate compared with $47.125 million or .54 percent at March 31, 1998 and $47.571 million or .53 percent at year-end 1998. Commercial real estate nonperforming loans totaled $35.709 million versus $40.981 million at the end of the first quarter of 1998 and $34.911 million at December 31, 1998.


Nonperforming Assets and Contractually Past Due Loans              Table 10
--------------------------------------------------------------------------------

(thousands)

                                                             Mar. 31       Dec. 31       Sep. 30       Jun. 30     Mar. 31
                                                                1999          1998          1998          1998        1998
                                                           ----------    ----------    ----------    ----------   --------
Nonperforming assets:
 Cash-basis assets .......................................  $144,763      $157,118      $144,654      $127,376    $121,734
 Restructured loans ......................................      ----          ----          ----          ----        ----
                                                           ----------    ----------    ----------    ----------    --------
    Total nonperforming loans ............................   144,763       157,118       144,654       127,376     121,734
 Foreclosed property:
  Foreclosed real estate .................................    30,285        33,443        34,935        33,604      35,518
  Less valuation allowance ...............................     9,590        12,678        12,867        13,457      14,754
  Other foreclosed assets ................................     4,998         3,420         4,957         4,705       5,225
                                                           ----------    ----------    ----------    ----------    --------
    Total foreclosed property ............................    25,693        24,185        27,025        24,852      25,989
                                                           ----------    ----------    ----------    ----------    --------
    Total nonperforming assets ...........................  $170,456      $181,303      $171,679      $152,228     $147,723
                                                           ==========    ==========    ==========    ==========    ========
 Nonperforming loans to period-end loans .................       .31%          .34%          .32%          .29%        .27%
 Nonperforming assets to period-end loans and
  foreclosed property ....................................       .37           .40           .38           .34         .33
 Period-end allowance for loan losses times
  nonperforming loans ....................................      3.79x         3.49x         3.79x         4.30x       4.47x
 Period-end allowance for loan losses times
  nonperforming assets ...................................      3.22          3.02          3.19          3.60        3.69
Contractually past due loans -- accruing loans past due
 90 days or more .........................................  $137,116      $136,807      $119,034      $112,720     $87,569
                                                           ==========    ==========    ==========    ==========    ========

Provision and  The provision for loan losses for the quarter was $80.636 million, higher by $6.510 million or 8.8 percent from $74.126 Allowance for million in the same period a year earlier, but lower by $3.468 million or 4.1 percent from the fourth quarter of 1998.
Loan Losses

               The provision reflects management's assessment of the adequacy of the allowance for loan losses to absorb losses inherent in the loan portfolio due to credit deterioration or changes in risk profile. The assessment primarily considers allowance for loan loss levels relative to risk weightings assigned by management to loan types. The risk weightings are based on several factors, as appropriate, including historical credit loss experience, current economic conditions, the composition of the total loan portfolio -- including industry concentrations -- and assessments of individual credits within specific loan types. Because these factors are dynamic in nature, risk weightings for individual loans and loan types are subject to change and the provision for loan losses can fluctuate.

               Credit reviews are based primarily on analysis of borrowers' cash flows, with asset values considered only as a secondary source of repayment. Management's overall credit review process also assesses Year 2000 compliance by borrowers.

               Net loan losses for the period totaled $80.326 million or .69 percent of average loans, an increase of $6.218 million or 8.4 percent from $74.108 million or .68 percent of loans a year earlier. The rise reflected higher charge-offs, primarily in commercial loans and credit cards, and lower recoveries, principally of real estate loans. Compared with the fourth quarter of 1998, net loan losses decreased $3.472 million or 4.1 percent mostly due to a decline in commercial and credit card charge-offs. Excluding credit cards, net loan losses were $13.277 million or .13 percent of average loans versus $8.986 million or .09 percent a year earlier and $15.470 million or .15 percent in the fourth quarter of 1998.

               Net loan losses in credit cards were $67.049 million or 4.58 percent of average credit card loans compared with $65.122 million or 4.54 percent in the first quarter of 1998, a rise of $1.927 million or 3 percent. Commercial net loan losses increased $3.144 million to $3.906 million or .10 percent of average related receivables. Recoveries in real estate loans declined, resulting in net losses of $639 thousand versus net recoveries of $1.328 million in the same three months of 1998.

               Selected data on the corporation's managed credit card portfolio, which includes securitized loans, appears in the following table.


Managed Credit Card Data                                           Table 11
--------------------------------------------------------------------------------
(thousands)

                                                              1999            1998
                                                       -----------     -----------
                                                             First          Fourth
                                                           Quarter         Quarter
                                                       -----------     -----------
Average credit card outstandings ...................   $ 6,430,397     $ 6,328,905
Net loan losses ....................................        69,632          72,997
Annualized net loan losses to average loans ........          4.33%           4.61%
Delinquencies (30 days or more) to period-end loans           3.02            3.30



(thousands)
                                                             Third          Second           First
                                                           Quarter         Quarter         Quarter
                                                       -----------     -----------     -----------
Average credit card outstandings ...................   $ 6,092,515     $ 6,056,770     $ 6,246,315
Net loan losses ....................................        66,324          67,978          69,409
Annualized net loan losses to average loans ........          4.35%           4.49%           4.44%
Delinquencies (30 days or more) to period-end loans           3.11            2.69            2.68


               The allowance for loan losses was $548.302 million at March 31, 1999, representing 1.18 percent of period-end loans and 379 percent of nonperforming loans. This compared with $544.741 million, representing 1.22 percent of loans and 447 percent of nonperforming loans one year earlier, and $547.992 million, representing 1.20 percent of loans and 349 percent of nonperforming loans at December 31, 1998.

Allowance for Loan Losses                                          Table 12
--------------------------------------------------------------------------------
(thousands)

                                                      1999                          1998
                                                  --------   ------------------------------------------------
                                                     First        Fourth        Third      Second       First
                                                   Quarter       Quarter      Quarter     Quarter     Quarter
                                                  --------   ------------------------------------------------
Summary of Transactions
Balance at beginning of period ...............   $ 547,992     $ 547,686    $547,572    $544,741    $544,723
Additions from acquisitions ..................        ----          ----        ----       2,613        ----
Provision for loan losses ....................      80,636        84,104      72,809      68,441      74,126
Deduct net loan losses:
 Loans charged off:
  Commercial .................................       5,862         7,365       4,601       3,252       2,662
  Credit card ................................      74,094        75,401      69,043      70,015      72,061
  Other revolving credit .....................       2,889         3,050       2,736       2,927       2,089
  Other retail ...............................       8,910         9,851       8,515       6,624      10,388
  Real estate ................................       1,488         2,407         264         634       1,209
  Lease financing ............................         592           701         782         726         886
  Foreign ....................................        ----          ----        ----        ----        ----
                                                 ---------   -----------    --------    --------    --------
    Total ....................................      93,835        98,775      85,941      84,178      89,295
 Recoveries:
  Commercial .................................       1,956         1,979       1,517       1,271       1,900
  Credit card ................................       7,045         7,073       7,522       7,270       6,939
  Other revolving credit .....................         707           641         610         630         690
  Other retail ...............................       2,813         3,167       2,242       3,070       3,015
  Real estate ................................         849         2,001       1,223       3,578       2,537
  Lease financing ............................         139           116         132         136         106
  Foreign ....................................        ----          ----        ----        ----        ----
                                                 ---------   -----------    --------    --------    --------
    Total ....................................      13,509        14,977      13,246      15,955      15,187
                                                 ---------   -----------    --------    --------    --------
 Net loan losses .............................      80,326        83,798      72,695      68,223      74,108
                                                 ---------   -----------    --------    --------    --------
Balance at end of period .....................   $ 548,302     $ 547,992    $547,686    $547,572    $544,741
                                                 =========   ===========    ========    ========    ========
Net Loan Losses (Recoveries) by Category
Commercial ...................................   $   3,906     $   5,386    $  3,084    $  1,981    $    762
Credit card ..................................      67,049        68,328      61,521      62,745      65,122
Other revolving credit .......................       2,182         2,409       2,126       2,297       1,399
Other retail .................................       6,097         6,684       6,273       3,554       7,373
Real estate ..................................         639           406        (959)     (2,944)     (1,328)
Lease financing ..............................         453           585         650         590         780
Foreign ......................................        ----          ----        ----        ----        ----
                                                 ---------   -----------    --------    --------    --------
    Total ....................................   $  80,326     $  83,798    $ 72,695    $ 68,223    $ 74,108
                                                 =========   ===========    ========    ========    ========
Net loan losses -- excluding credit cards ....   $  13,277     $  15,470    $ 11,174    $  5,478    $  8,986
Annualized Net Loan Losses (Recoveries) to
 Average Loans by Category
Commercial ...................................         .10%          .13%        .08%        .05%        .02%
Credit card ..................................        4.58          4.69        4.40        4.52        4.54
Other revolving credit .......................        1.60          1.84        1.67        1.86        1.20
Other retail .................................         .56           .62         .60         .34         .70
Real estate ..................................         .02           .01        (.02)       (.07)       (.03)
Lease financing ..............................         .09           .13         .16         .19         .29
Foreign ......................................        ----          ----        ----        ----        ----
Total loans ..................................         .69           .73         .66         .62         .68
Total loans -- excluding credit cards ........         .13           .15         .12         .06         .09
Period-end allowance to outstanding loans ....        1.18          1.20        1.20        1.23        1.22

Noninterest    Total other operating revenue, which excludes securities
               transactions, grew $49.546 million or 17.5 percent year over year
Income         to $333.269 million. All categories advanced except other income, with growth led by credit card income, capital markets income, deposit account service charges, mortgage fees and fees for trust services. Total other operating revenue included gains in the first three months of 1999 of $17.025 million from the sale of credit card receivables in a securitization transaction and $17.155 million in the year-earlier period from branch divestitures. Adjusted for these gains, total other operating revenue was up $49.676 million or 18.6 percent from the first quarter of 1998 but was modestly lower from the fourth quarter, reflecting seasonal decline in business activity. Total other operating revenue for the full year of 1999 is expected to be up
               10 percent to 12 percent,
               excluding the benefit from the corporation's acquisition of Interstate/Johnson Lane. Growth is expected to be driven largely by capital markets, technology-based banking and financial advisory areas.

               Credit card income rose $22.757 million or 59 percent from the first quarter of 1998. Gains on receivables sales of $17.025 million and higher interchange fees primarily accounted for the increase. Adjusted for the securitization, credit card income for the quarter was up $5.732 million or 14.9 percent from the same period in 1998.

               Capital markets income expanded $22.002 million or 136.6 percent, driven largely by growth in consulting services and loan syndications. On April 1, the broker-dealer subsidiary of Interstate/Johnson Lane Inc. was merged into Wachovia's Section 20 capital markets subsidiary to form Wachovia Securities Inc. The expanded Section 20 subsidiary consists of a retail brokerage division -- IJL Wachovia -- and an institutional business division -- Wachovia Capital Markets -- with full Tier I and Tier II powers to underwrite and deal in all types of corporate debt and equities.

               Revenues from deposit account service charges increased $6.081 million or 7.5 percent. Gains occurred primarily in overdraft fees and in commercial analysis fees.

               Mortgage fees rose $3.262 million or 42.3 percent, largely fueled by higher mortgage originations and gains on sales of servicing rights.

               Fees for trust services grew $3.083 million or 6.7 percent. Strong gains in trust and investment management largely drove the increase, with management fees collected for the Wachovia Funds -- the corporation's proprietary mutual funds -- also up for the period.

               Higher debit card interchange income and ATM usage pushed electronic banking revenue up $2.060 million or 12.6 percent.

               Investment fee income expanded $1.467 million or 13.1 percent. Growth occurred primarily in brokerage commission income and in fees from customer mutual fund investments, including the Wachovia Funds. At March 31, 1999, assets for the Wachovia Funds totaled $6.852 billion compared with $6.013 billion one year earlier.


Noninterest Income                                                 Table 13
--------------------------------------------------------------------------------
(thousands)

                                                          1999                           1998
                                                        ---------   ---------------------------------------------
                                                           First       Fourth      Third       Second      First
                                                          Quarter     Quarter     Quarter     Quarter     Quarter
                                                        ---------   ---------    --------    --------    --------
Service charges on deposit accounts ...................  $ 86,955    $ 86,967    $ 84,674    $ 82,465    $ 80,874
Fees for trust services ...............................    49,136      53,909      51,185      48,802      46,053
Credit card income -- net of interchange payments .....    61,301      46,194      43,312      43,077      38,544
Capital markets income ................................    38,112      36,044      37,625      40,304      16,110
Electronic banking ....................................    18,455      19,746      19,449      18,667      16,395
Investment fees .......................................    12,658      11,051      10,712      11,665      11,191
Mortgage fees .........................................    10,966      13,472      12,251      11,502       7,704
Insurance premiums and commissions ....................     8,977       7,981       8,213       8,135       7,568
Bankers' acceptance and letter of credit fees .........    10,342       9,909       9,745       9,802       9,569
Other service charges and fees ........................    11,253       9,611       9,680      10,125      10,350
Other income ..........................................    25,114      23,928      23,695      30,499      39,365
                                                        ---------   ---------    --------    --------    --------
    Total other operating revenue .....................   333,269     318,812     310,541     315,043     283,723
Securities gains ......................................       234       7,407       6,886       2,992       3,157
                                                        ---------   ---------    --------    --------    --------
    Total .............................................  $333,503    $326,219    $317,427    $318,035    $286,880
                                                        =========   =========    ========    ========    ========


               Remaining combined categories of total other operating revenue, excluding branch divestiture sales in the first quarter of 1998, increased $5.989 million or 12.1 percent. Insurance premiums and commissions rose $1.409 million or 18.6 percent and bankers' acceptance and letter of credit fees were up

               $773 thousand or 8.1 percent. Other service charges and fees were higher by $903 thousand or 8.7 percent and other income, excluding branch divestiture gains, grew $2.904 million or 13.1 percent.

               Including securities sales, total noninterest income rose $46.623 million or 16.3 percent. Securities sales resulted in net gains for the first three months of 1999 of $234 thousand versus $3.157 million in the same period a year earlier.

Noninterest    Total noninterest expense decreased modestly from the first quarter of 1998, which included $35.568 million in merger-related
Expense        charges. Excluding all merger integration expenses in 1998, total noninterest expense for the first three months of 1999 increased
               $33.517 million or 7.3 percent year over year and was up $6.473 million or 5.3 percent annualized from the fourth quarter.
               Merger-related charges of between $15 million and $20 million are expected to be taken primarily in the second and third quarters of 1999 for integration activities associated with the corporation's acquisition of Interstate/Johnson Lane Inc. on April 1. For the full year of 1999, noninterest expense is expected to rise 4 percent to 5 percent over 1998, excluding merger-related charges in both years. The projected, slower rise in noninterest expense from the previous year is based on moderation expected largely in salary growth.



Noninterest Expense                                                Table 14
--------------------------------------------------------------------------------
(thousands)

                                                            1999                             1998
                                                          --------   ----------------------------------------------------
                                                             First      Fourth          Third      Second         First
                                                           Quarter      Quarter       Quarter      Quarter       Quarter
                                                          --------   -----------     --------     ---------     ---------
Salaries ..............................................   $218,115     $ 221,019     $221,242     $ 219,731     $ 212,758
Employee benefits .....................................     53,071        48,922       42,040        42,675        46,966
                                                          --------   -----------     --------     ---------     ---------
    Total personnel expense ...........................    271,186       269,941      263,282       262,406       259,724
Net occupancy expense .................................     34,933        35,838       34,896        34,119        33,783
Equipment expense .....................................     47,404        41,683       38,545        41,288        34,687
Postage and delivery ..................................     14,128        12,962       13,373        13,368        13,278
Outside data processing, programming and software .....     25,110        21,203       18,496        16,244        12,737
Stationery and supplies ...............................      8,809         9,339       10,689         7,233         7,506
Advertising and sales promotion .......................     11,837        12,782       17,147        22,555        17,738
Professional services .................................     14,024        15,311       14,929        14,522        11,304
Travel and business promotion .........................      5,951         7,521        7,656         7,638         6,439
Amortization of intangible assets .....................     10,953        10,908        9,840         9,226         9,117
Foreclosed property expense -- net of income ..........        (82)          517         (164)           88           130
Merger-related charges ................................       ----         6,961       11,934        30,849        35,568
Other expense .........................................     47,945        47,720       51,780        57,458        52,238
                                                          --------   -----------     --------     ---------     ---------
    Total .............................................   $492,198     $ 492,686     $492,403     $ 516,994     $ 494,249
                                                          ========   ===========     ========     =========     =========
Overhead ratio* .......................................       51.7%         52.4%        54.0%         56.8%         57.2%
Overhead ratio without merger-related charges .........       51.7          51.7         52.7          53.4          53.1

* Noninterest expense as a percentage of taxable equivalent net interest income and total other operating revenue.


               Total personnel expense for the period rose $11.462 million or
               4.4 percent from a year earlier. Salaries expense grew $5.357 million or a moderate 2.5 percent, principally reflecting higher incentive pay for revenue generating businesses. Employee benefits expense was up $6.105 million or 13 percent, primarily due to increases in medical and retirement plan benefits and in employee taxes.

               Combined net occupancy and equipment expense grew $13.867 million or 20.3 percent, principally driven by increased depreciation and amortization of new equipment and technology investments. Equipment expense rose $12.717 million or 36.7 percent, while net occupancy expense was up $1.150 million or
               3.4 percent.

               Remaining combined categories of noninterest expense increased $8.188 million or 6.3 percent excluding merger-related expenses in 1998. Outside data processing, programming and software expense rose $12.373 million or 97.1 percent, reflecting, in large part, higher software and technology expense. Professional services expense was up $2.720 million or 24.1 percent, due to consulting fees for ongoing corporate strategies. Amortization of intangible assets expense was higher by $1.836 million or 20.1 percent, reflecting increased intangible asset levels from purchase acquisitions.

Year 2000      The change in date to the year 2000 from 1999 will cause data recognition problems in computers, software and facility operations dependent on computer chip devices due to programming standards that historically limited data date fields to two digits. In late 1995, the corporation initiated a formal evaluation of Year 2000 issues, establishing in the early months of 1996 a full-time project team to assess and address both internal and external risks associated with the change in date event. The project team is in the latter stages of completing a Year 2000 readiness plan consisting of five phases: problem awareness; identification of affected systems, functions and facilities; conversion or replacement of identified areas to Year
               2000 compliant standards; testing; and implementation.

               The corporation's readiness plan encompasses both information technology systems and computer chip embedded functions, such as those operating facilities including elevators, security systems and building heating and cooling. In 1996, the corporation completed its awareness and identification phases, extending and completing the processes in 1997 and 1998 for recent merger partners. As of March 31, 1999, virtually all of the corporation's information technology systems, including all of those designated as mission critical, had been converted, tested and implemented. While regulatory guidelines require conversion only of mission critical systems, the corporation's approach has been to address all of its information technology systems. For computer chip embedded functions, the corporation has replaced and tested noncompliant functions essential to business operations.

               In-house testing of internal and external mission critical systems was 100 percent complete as of March 31, 1999. Testing of Wachovia's entire application portfolio was 96 percent complete as of the same date. Management expects to finish testing of its remaining systems by April 30, 1999. Testing is done in both a 21st century and 20th century date environment before systems are returned to production to ensure data accuracy and consistency. All exceptions to testing results are resolved before further testing is permitted. Management has chosen to implement converted systems back into production as systems are tested to permit greater flexibility in the event of future system flaws or failures. The percentage of systems implemented, therefore, closely approximates the percentage tested.

               The corporation also is working to address Year 2000 readiness on the part of external entities, particularly critical vendors and significant credit customers. Identification and monitoring of external entities began in 1996 and includes surveys with follow-up reviews and contacts. Substantially all of the corporation's vendors have responded to management's surveys regarding Year 2000 readiness, with approximately 81 percent indicating that they are compliant as of March 31, 1999. The project team is continuing to monitor the progress of remaining noncompliant vendors as well as the status of large corporate borrowers identified as potentially at risk. The corporation began external entity testing in 1998 and has continued this testing in 1999. All external entity testing is on schedule to be completed by June 30, 1999.

               Management estimates that total Year 2000 project costs will be approximately $80 million, with $72 million having been spent through March 31, 1999 including $6 million in the first quarter of 1999. The corporation's remaining Year 2000 project costs are not expected to have a material impact on Wachovia's results of operations, liquidity or capital resources.

               The corporation faces a number of risks related to the year 2000 date change event, including project management risks, legal risks and financial risks. Project management risks refer primarily to the failure to adequately assess Year 2000 planning and resource needs, resulting in under- or over-allotment of resources assigned to complete the project work, missed deadlines and estimation errors. Legal risks include the failure to meet contractual service agreements, leading to possible punitive actions including those of a regulatory nature. Financial risks concern the possibility of lost revenues, asset quality deterioration or even business failure. The corporation conducted a project management risk assessment in early 1997 and is in the process of addressing its legal and financial risks.

               Management of the date change event entails additional risks separate from those of project management. Major risks associated with the date change event include a shutdown of voice and data communication systems due to failure by switching systems, satellites, or telephone companies; excessive cash withdrawal activity; cash couriers delayed or not available; ATM failures; problems with international accounts or offices, including inaccurate or delayed information or inaccessibility to account data; and government offices or facilities not opening or operating.

               The corporation has identified 60 risks associated with the date change event and has completed development of formal contingency plans for each major risk. Management views contingency planning as part of an overall strategy for managing the date change event and post-event risks and considers preimplementation mitigating actions as critical components to successful contingency planning. In the event of a voice and data communication system shutdown, contingency plans include deploying cellular and field phones to communicate between established command posts. To reduce expected cash withdrawal demands while simultaneously preparing for higher fund withdrawal activity, the corporation is sponsoring public awareness programs on appropriate cash reserve levels, applying for increased borrowing limits from the Federal Reserve, and broadening its regular liquidity management reviews. Standing agreements with cash courier services are being reviewed to identify and resolve potential courier service problems prior to the date change event.

               To minimize ATM failures, the corporation has upgraded its entire network of ATMs, including their primary and backup computer processors. Alternate cash access plans include using existing communication channels to direct customers to working ATMs in the event of localized ATM failures and extending branch office hours where needed. To reduce potential problems in international offices, the corporation has converted and tested the information systems of its Sao Paulo, Brazil office and will complete testing for its London, England office by April 30. Separate contingency plans have been developed by each foreign office to assist independent operations. In addition to its contingency planning, management has mapped all information systems to its core business processes as part of its preimplementation mitigating action plan. This will enable the corporation to identify affected business processes should data information problems occur during the changeover to calendar year 2000 and in the time period immediately following.

               The corporation believes the actions it is taking should reduce the risks posed by Year 2000 challenges to its own systems. Management recognizes, however, that unforeseen circumstances could arise both within its own systems and with the systems of external entities and can give no assurances that, if such circumstances arose, they would not adversely affect the corporation's Year 2000 compliance efforts. Further, management cannot determine the impact that any adverse effect might have on the corporation's operations, financial position or cash flows.

Euro

Conversion     On January 1, 1999, eleven member countries of the European
               Union established the Euro as their common legal currency and established a fixed conversion rate between their current sovereign currencies and the Euro. From January 1, 1999 through the end of 2001, corporations and individuals may transact business in either the Euro or the functional currency of each member nation. Management has a risk assessment committee that has been examining the risks associated with the Euro conversion such as the adequacy of information technology systems, currency risk and the competitive impact of cross-border price transparency. During this interim period, the corporation is operating parallel accounts in both the Euro and the respective national currency in order to more effectively process transactions. Management does not expect the impact of the Euro conversion to have a material adverse impact on the corporation's financial condition or results of operations.


Income Taxes   Applicable income taxes for the first quarter of 1999 increased
               $33.182 million or 35.9 percent from a year earlier. Income taxes computed at the statutory rate are reduced primarily by the assumed tax effect of interest income earned on state and municipal loans and debt securities. Also, within certain limitations, one-half of the interest income earned on qualifying employee stock ownership plan loans is exempt from federal taxes.
               The interest earned on certain state and municipal debt instruments is exempt from federal taxes and in some cases state taxes. The tax-exempt nature of these assets provides both an attractive return for the corporation and substantial interest savings for local governments and their constituents.



Income Taxes                                                       Table 15
--------------------------------------------------------------------------------

                                  (thousands)

                                                                   Three Months Ended
                                                                        March 31
                                                                ------------------------
                                                                      1999        1998
                                                                ----------  ----------
Income before income taxes ....................................  $ 368,745   $ 287,648
                                                                ==========  ==========
Federal income taxes at statutory rate ........................  $ 129,061   $ 100,677
State and local income taxes -- net of federal benefit ........      8,052      (1,021)
Effect of tax-exempt securities interest and other income .....    (11,194)    (12,382)
Other items ...................................................       (410)      5,053
                                                                ----------  ----------
    Total tax expense .........................................  $ 125,509   $  92,327
                                                                ==========  ==========
Current:
 Federal ......................................................  $  21,523   $  68,763
 Foreign ......................................................        302         115
 State and local ..............................................      6,614       3,729
                                                                ----------  ----------
    Total .....................................................     28,439      72,607
Deferred:
 Federal ......................................................     91,297      25,021
 State and local ..............................................      5,773      (5,301)
                                                                ----------  ----------
    Total .....................................................     97,070      19,720
                                                                ----------  ----------
    Total tax expense .........................................  $ 125,509   $  92,327
                                                                ==========  ==========

New Accounting Statement of Financial Accounting Standards No. 131, "Disclosures
               about Segments of an Enterprise and Related Information" (FASB
Standards      131), issued in June 1997, established new standards for
               reporting information about operating segments in annual and interim financial statements. The standard requires descriptive information about the way the operating segments are determined, the products and services provided by the segments and the nature of differences between reportable segment measurements and those used for the consolidated enterprise. FASB 131 was adopted for presentation for the year ended December 31, 1998. Interim reporting for 1999 includes restated information for comparable periods in 1998.

               In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FASB 133).

               FASB 133 establishes new accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The standard requires all derivatives to be measured at fair value and recognized as either assets or liabilities in the statement of condition. Under certain conditions, a derivative may be specifically designated as a hedge. Accounting for the changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Adoption of the standard is required for the corporation's December 31, 2000 financial statements with early adoption allowed as of the beginning of any quarter after June 30, 1998. Management is in the process of assessing the impact and plans to adopt the standard effective January 1, 2000. Adoption is not expected to result in a material financial impact.


               Financial Condition and Capital Ratios


               Assets at March 31, 1999 totaled $65.319 billion, with $57.660 billion of interest-earning assets and $46.393 billion of loans. Comparable amounts one year earlier were $65.125 billion of assets, $57.464 billion of interest-earning assets and $44.498 billion of loans. At December 31, 1998, total assets were $64.123 billion, interest-earning assets were $56.537 billion and loans were $45.719 billion.

               Deposits at the end of the first quarter of 1999 were $40.288 billion, including $32.052 billion of interest-bearing deposits, representing 79.6 percent of the total. Deposits one year earlier were $39.857 billion with interest-bearing deposits of $31.331 billion or 78.6 percent of the total, and at December 31, 1998, deposits were $40.995 billion, including $32.226 billion of interest-bearing deposits or 78.6 percent of the total.

               Shareholders' equity at March 31, 1999 was $5.432 billion, up $195.239 million or 3.7 percent from $5.237 billion one year earlier. Included in shareholders' equity at March 31, 1999 was $60.642 million, net of tax, of unrealized gains on securities available-for-sale compared with $63.849 million, net of tax, one year earlier.

               During the first quarter of 1999, the corporation repurchased a total of 626,600 shares of its common stock at an average price of $86.302 per share for a total cost of $54.077 million. The shares were repurchased as part of the corporation's June 23, 1998 share repurchase authorization by the Board of Directors to repurchase up to 12 million shares of the corporation's common stock. The authorization is effective through January 28, 2000. As of March 31, 1999, a total of 5,268,800 shares had been repurchased under the June 23, 1998 authorization. Management expects to complete the share repurchase authorization in 1999 consistent with market conditions and other opportunities to deploy capital. The corporation also is authorized to repurchase shares to offset those issued in connection with Wachovia's purchase acquisition of Interstate/Johnson Lane.

               At its April 23, 1999 meeting, the corporation's Board of Directors declared a second quarter dividend of $.49 per share, payable June 1 to shareholders of record as of May 6. The dividend is higher by 11.4 percent from $.44 per share paid in the same quarter of 1998. For the year to date, the dividend will total $.98 per share, up 11.4 percent from $.88 per share in 1998.

               Intangible assets at March 31, 1999 totaled $676.528 million, consisting of $537.198 million of goodwill, $90.464 million of deposit base intangibles, $9.798 million of mortgage servicing rights, $38.789 million of purchased credit card premiums and $279 thousand of other intangibles. Intangible assets at the end of the first quarter of 1998 were $619.334 million, with $508.010 million of goodwill, $96.315 million of deposit base intangibles, $13.530 million of mortgage servicing rights, $1.174 million of purchased credit card premiums and $305 thousand of other intangibles.

               The Interstate/Johnson Lane acquisition was accounted for as a purchase transaction and resulted in goodwill of approximately $140 million. The corporation issued approximately 2.6 million shares of stock in connection with this transaction.

               Regulatory agencies divide capital into Tier I (consisting of shareholders' equity and certain cumulative preferred stock instruments less ineligible intangible assets) and Tier II (consisting of the allowable portion of the allowance for loan losses and certain long-term debt) and measure capital adequacy by applying both capital levels to a banking company's risk-adjusted assets and off-balance sheet items. Regulatory requirements presently specify that Tier I capital should exclude the unrealized gain or loss, net of tax, on securities available-for-sale. In addition to these capital ratios, regulatory agencies have established a Tier I leverage ratio which measures Tier I capital to average assets less ineligible intangible assets.

               Regulatory guidelines require a minimum of total capital to risk-adjusted assets ratio of 8 percent with at least one-half consisting of tangible common shareholders' equity and a minimum Tier I leverage ratio of 3 percent. Banks, which meet or exceed a Tier I ratio of 6 percent, a total capital ratio of 10 percent and a Tier I leverage ratio of 5 percent are considered well capitalized by regulatory standards. It is the policy of the corporation that it and its banking subsidiaries be well capitalized at all times.

               At March 31, 1999, the corporation's Tier I to risk-adjusted assets ratio was 7.73 percent and total capital to risk-adjusted assets was 11.44 percent. The Tier I leverage ratio was 8.97 percent. Capital securities included in the capital ratios were $996.462 million and $996.087 million at March 31, 1999 and 1998, respectively.


Capital Components and Ratios                                      Table 16
--------------------------------------------------------------------------------

                                  (thousands)

                                                    1999                                 1998
                                                    ----  -------------------------------------------------------------
                                                   First       Fourth            Third          Second           First
                                                 Quarter      Quarter          Quarter         Quarter         Quarter
                                               ---------   ------------        --------        --------        --------
Tier I capital:
 Common shareholders' equity .............   $ 5,431,939     $ 5,338,232     $ 5,229,191     $ 5,375,793     $ 5,236,700
 Trust capital securities ................       996,462         996,368         996,274         996,180         996,087
 Less ineligible intangible assets .......       657,717         666,672         665,408         669,448         604,325
 Unrealized gains on securities
  available-for-sale -- net of tax .......       (60,642)        (82,440)       (131,325)        (74,990)        (63,849)
                                             -----------   -------------     -----------     -----------     -----------
    Total Tier I capital .................     5,710,042       5,585,488       5,428,732       5,627,535       5,564,613
Tier II capital:
 Allowable allowance for loan losses .....       548,302         547,992         547,686         547,572         544,741
 Allowable long-term debt ................     2,191,701       1,794,148       1,486,537       1,138,711       1,193,533
                                             -----------   -------------     -----------     -----------     -----------
    Tier II capital additions ............     2,740,003       2,342,140       2,034,223       1,686,283       1,738,274
                                             -----------   -------------     -----------     -----------     -----------
    Total capital ........................   $ 8,450,045     $ 7,927,628     $ 7,462,955     $ 7,313,818     $ 7,302,887
                                             ===========   =============     ===========     ===========     ===========
Risk-adjusted assets .....................   $73,871,880     $69,928,737     $72,924,472     $69,633,722     $67,897,994
Quarterly average assets* ................   $63,631,476     $64,454,538     $62,630,533     $63,184,419     $62,457,463
Risk-based capital ratios:
 Tier I capital ..........................          7.73%           7.99%           7.44%           8.08%           8.20%
 Total capital ...........................         11.44           11.34           10.23           10.50           10.76
Tier I leverage ratio ....................          8.97            8.67            8.67            8.91            8.91

* Excludes ineligible intangible assets and average unrealized gains (losses) on securities available-for-sale, net of tax.

Consolidated Statements of Condition
--------------------------------------------------------------------------------
$ in thousands                           Wachovia Corporation and Subsidiaries



                                                                                    March 31   December 31       March 31
                                                                                        1999          1998           1998
                                                                                 -----------   -----------    -----------
Assets
Cash and due from banks ........................................................   $3,110,130  $ 3,800,265      $3,661,602
Interest-bearing bank balances .................................................      160,529      109,983         154,415
Federal funds sold and securities purchased under resale agreements ............      524,100      675,470         365,987
Trading account assets .........................................................      809,416      664,812       1,198,056
Securities available-for-sale ..................................................    8,399,296    7,983,648       9,871,249
Securities held-to-maturity (fair value of $1,422,225, $1,442,126 and
 $1,440,438, respectively)......................................................    1,373,453    1,383,607       1,375,959
Loans, net of unearned income ..................................................   46,393,132   45,719,222      44,498,281
Less allowance for loan losses .................................................      548,302      547,992         544,741
                                                                                 ------------  -----------    ------------
  Net loans ....................................................................   45,844,830   45,171,230      43,953,540
Premises and equipment .........................................................      962,609      901,681         840,350
Due from customers on acceptances ..............................................      310,818      348,955         692,444
Other assets ...................................................................    3,824,307    3,083,191       3,011,113
                                                                                 ------------  -----------    ------------
  Total assets ................................................................. $65,319,488   $64,122,842    $65,124,715
                                                                                 ============  ===========    ============
Liabilities
Deposits in domestic offices:
 Demand ........................................................................ $ 8,235,680   $ 8,768,271    $ 8,526,248
 Interest-bearing demand .......................................................   4,758,860     4,980,715      4,831,044
 Savings and money market savings ..............................................  13,161,018    12,641,766     11,687,725
 Savings certificates ..........................................................   8,764,668     8,982,396     10,093,897
 Large denomination certificates ...............................................   3,602,130     3,344,553      2,854,234
                                                                                 ------------  -----------    ------------
  Total deposits in domestic offices ...........................................  38,522,356    38,717,701     37,993,148
Interest-bearing deposits in foreign offices ...................................   1,765,789     2,277,028      1,863,739
                                                                                 ------------  -----------    ------------
  Total deposits ...............................................................  40,288,145    40,994,729     39,856,887
Federal funds purchased and securities sold under repurchase agreements ........   6,268,563     5,463,418      8,796,505
Commercial paper ...............................................................   1,433,130     1,359,382      1,217,459
Other short-term borrowed funds ................................................   2,046,994     1,912,262      1,935,326
Long-term debt .................................................................   7,970,451     7,596,727      6,456,366
Acceptances outstanding ........................................................     310,818       348,955        692,444
Other liabilities ..............................................................   1,569,448     1,109,137        933,028
                                                                                 ------------  -----------    ------------
  Total liabilities ............................................................  59,887,549    58,784,610     59,888,015
Shareholders' Equity
Preferred stock, par value $5 per share:
 Authorized 50,000,000 shares; none outstanding ................................        ----          ----           ----
Common stock, par value $5 per share:
 Authorized 1,000,000,000, 1,000,000,000 and 500,000,000 shares; issued and
  outstanding 202,898,450, 202,986,100 and 206,131,388 shares, respectively ....   1,014,492     1,014,931      1,030,657
Capital surplus ................................................................     675,686       669,244        941,071
Retained earnings ..............................................................   3,681,119     3,571,617      3,201,123
Accumulated other comprehensive income .........................................      60,642        82,440         63,849
                                                                                 ------------  -----------    ------------
  Total shareholders' equity ...................................................   5,431,939     5,338,232      5,236,700
                                                                                 ------------  -----------    ------------
  Total liabilities and shareholders' equity ................................... $65,319,488   $64,122,842    $65,124,715
                                                                                 ============  ===========    ============

Consolidated Statements of Income
--------------------------------------------------------------------------------
thousands, except per share              Wachovia Corporation and Subsidiaries


                                                                                Three Months Ended
                                                                                     March 31
                                                                          ------------------------------
                                                                                  1999           1998
                                                                          ------------           ----
Interest Income
Loans, including fees ...................................................  $   969,294    $   945,437
Securities available-for-sale ...........................................      123,113        153,938
Securities held-to-maturity:
 State and municipal ....................................................        2,683          3,936
 Other investments ......................................................       21,635         23,241
Interest-bearing bank balances ..........................................        2,193          3,228
Federal funds sold and securities purchased under resale agreements .....        5,802          5,285
Trading account assets ..................................................        5,666         12,764
                                                                          ------------    -----------
  Total interest income .................................................    1,130,386      1,147,829
Interest Expense
Deposits:
 Domestic offices .......................................................      283,447        308,030
 Foreign offices ........................................................       23,920         36,210
                                                                          ------------    -----------
  Total interest on deposits ............................................      307,367        344,240
Short-term borrowed funds ...............................................      103,170        138,893
Long-term debt ..........................................................      111,773         95,553
                                                                          ------------    -----------
  Total interest expense ................................................      522,310        578,686
Net Interest Income .....................................................      608,076        569,143
Provision for loan losses ...............................................       80,636         74,126
                                                                          ------------    -----------
Net interest income after provision for loan losses .....................      527,440        495,017
Other Income
Service charges on deposit accounts .....................................       86,955         80,874
Fees for trust services .................................................       49,136         46,053
Credit card income ......................................................       61,301         38,544
Capital markets income ..................................................       38,112         16,110
Electronic banking ......................................................       18,455         16,395
Investment fees .........................................................       12,658         11,191
Mortgage fees ...........................................................       10,966          7,704
Other operating income ..................................................       55,686         66,852
                                                                          ------------    -----------
  Total other operating revenue .........................................      333,269        283,723
Securities gains ........................................................          234          3,157
                                                                          ------------    -----------
  Total other income ....................................................      333,503        286,880
Other Expense
Salaries ................................................................      218,115        212,758
Employee benefits .......................................................       53,071         46,966
                                                                          ------------    -----------
  Total personnel expense ...............................................      271,186        259,724
Net occupancy expense ...................................................       34,933         33,783
Equipment expense .......................................................       47,404         34,687
Merger-related charges ..................................................         ----         35,568
Other operating expense .................................................      138,675        130,487
                                                                          ------------    -----------
  Total other expense ...................................................      492,198        494,249
Income before income taxes ..............................................      368,745        287,648
Income tax expense ......................................................      125,509         92,327
                                                                          ------------    -----------
Net Income ..............................................................  $   243,236    $   195,321
                                                                          ============    ===========
Net income per common share:
 Basic ..................................................................  $      1.20    $       .95
 Diluted ................................................................  $      1.18    $       .93
Average shares outstanding:
 Basic ..................................................................      203,119        205,894
 Diluted ................................................................      206,959        210,158

Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------
$ in thousands, except shares            Wachovia Corporation and Subsidiaries

                                                        Common Stock
                                               -------------------------       Capital
                                                  Shares         Amount        Surplus
                                               ------------      -------       -------
Period Ended March 31, 1998
Balance at beginning of year .................   205,926,632     $1,029,633    $ 974,803
Net income ...................................
Unrealized holding losses on securities
 available-for-sale, net of tax and
 reclassification adjustment .................
    Comprehensive income .....................
Cash dividends declared on common
 stock -- $.44 a share........................
Common stock issued pursuant to:
 Stock option and employee benefit plans .....     1,084,512          5,423       31,249
 Dividend reinvestment plan ..................        77,565            388        5,741
Common stock acquired ........................      (957,321)        (4,787)     (70,220)
Miscellaneous ................................                                      (502)
                                                                               ---------
Balance at end of period .....................   206,131,388     $1,030,657    $ 941,071
                                               =============     ==========    =========
Period Ended March 31, 1999
Balance at beginning of year .................   202,986,100     $1,014,931    $ 669,244
Net income ...................................
Unrealized holding losses on securities
 available-for-sale, net of tax and
 reclassification adjustment .................
    Comprehensive income .....................
Cash dividends declared on common
 stock -- $.49 a share........................
Common stock issued pursuant to:
 Stock option and employee benefit plans .....       513,245          2,566       55,418
 Dividend reinvestment plan ..................        67,042            335        5,384
Common stock acquired ........................      (667,937)        (3,340)     (54,360)
Miscellaneous ................................
Balance at end of period .....................   202,898,450     $1,014,492    $ 675,686
                                               =============     ==========    =========



                                                                 Accumulated
                                                                       Other           Total
                                                   Retained    Comprehensive   Shareholders'
                                                   Earnings           Income          Equity
                                                  --------     -------------   -------------
Period Ended March 31, 1998
Balance at beginning of year .................   $3,098,767   $      71,098    $   5,174,301
Net income ...................................      195,321                          195,321
Unrealized holding losses on securities
 available-for-sale, net of tax and
 reclassification adjustment .................                       (7,249)          (7,249)
                                                                               -------------
    Comprehensive income .....................                                       188,072
Cash dividends declared on common
 stock -- $.44 a share........................      (90,589)                         (90,589)
Common stock issued pursuant to:
 Stock option and employee benefit plans .....                                        36,672
 Dividend reinvestment plan ..................                                         6,129
Common stock acquired ........................                                       (75,007)
Miscellaneous ................................       (2,376)                          (2,878)
                                                 ----------                    -------------
Balance at end of period .....................   $3,201,123   $      63,849    $   5,236,700
                                                 ==========   =============    =============
Period Ended March 31, 1999
Balance at beginning of year .................   $3,571,617   $      82,440    $   5,338,232
Net income ...................................      243,236                          243,236
Unrealized holding losses on securities
 available-for-sale, net of tax and
 reclassification adjustment .................                      (21,798)         (21,798)
                                                                               -------------
    Comprehensive income .....................                                       221,438
Cash dividends declared on common
 stock -- $.49 a share........................      (99,662)                         (99,662)
Common stock issued pursuant to:
 Stock option and employee benefit plans .....                                        57,984
 Dividend reinvestment plan ..................                                         5,719
Common stock acquired ........................                                       (57,700)
Miscellaneous ................................      (34,072)                         (34,072)
                                                 ----------   -------------    -------------
Balance at end of period .....................   $3,681,119   $      60,642    $   5,431,939
                                                 ==========   =============    =============

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
$ in thousands                           Wachovia Corporation and Subsidiaries






                                                                                                  Three Months Ended
                                                                                                       March 31
                                                                                           --------------------------------
                                                                                                  1999            1998
                                                                                               ----------      ----------
Operating Activities
Net income ...............................................................................  $    243,236    $    195,321
Adjustments to reconcile net income to net cash provided by operations:
 Provision for loan losses ...............................................................        80,636          74,126
 Depreciation and amortization ...........................................................        57,210          34,125
 Deferred income taxes ...................................................................        97,070          19,720
 Securities gains ........................................................................          (234)         (3,157)
 Gain on sale of noninterest-earning assets ..............................................        (8,698)           (508)
 Increase in accrued income taxes ........................................................       125,435          59,442
 Increase in accrued interest receivable .................................................       (13,285)        (14,746)
 Increase in accrued interest payable ....................................................        14,625          45,300
 Net change in other accrued and deferred income and expense .............................       (74,733)        (22,789)
 Net trading account activities ..........................................................      (493,725)       (198,934)
 Net loans held for resale ...............................................................       151,859        (158,512)
                                                                                           -------------   -------------
  Net cash provided by operating activities ..............................................       179,396          29,388
Investing Activities
Net increase in interest-bearing bank balances ...........................................       (50,546)        (21,224)
Net decrease in federal funds sold and securities purchased under resale agreements ......       151,370       1,223,247
Purchases of securities available-for-sale ...............................................    (1,306,003)     (1,677,570)
Purchases of securities held-to-maturity .................................................           (35)           ----
Sales of securities available-for-sale ...................................................       123,267             166
Calls, maturities and prepayments of securities available-for-sale .......................       732,631         711,186
Calls, maturities and prepayments of securities held-to-maturity .........................         8,716         134,927
Net increase in loans made to customers ..................................................    (1,805,641)       (222,157)
Credit card receivables securitized ......................................................       895,954            ----
Capital expenditures .....................................................................      (110,317)        (72,658)
Proceeds from sales of premises and equipment ............................................        30,590          16,535
Net increase in other assets .............................................................       (90,061)        (96,137)
                                                                                           -------------   -------------
  Net cash used by investing activities ..................................................    (1,420,075)         (3,685)
Financing Activities
Net (decrease) increase in demand, savings and money market accounts .....................      (235,194)        113,358
Net decrease in certificates of deposit ..................................................      (471,390)     (2,910,314)
Net increase in federal funds purchased and securities sold under repurchase agreements ..       805,145         473,789
Net increase in commercial paper .........................................................        73,748         183,435
Net increase in other short-term borrowings ..............................................       134,732       1,182,452
Proceeds from issuance of bank notes .....................................................       167,828         100,000
Maturities of bank notes .................................................................      (371,264)        (29,867)
Proceeds from issuance of other long-term debt ...........................................       572,619         455,764
Payments on other long-term debt .........................................................          (490)         (4,288)
Common stock issued ......................................................................        19,919          29,733
Dividend payments ........................................................................       (99,662)        (90,589)
Common stock repurchased .................................................................       (54,157)        (69,066)
Net increase (decrease) in other liabilities .............................................         8,710         (20,326)
                                                                                           -------------   -------------
  Net cash provided (used) by financing activities .......................................       550,544        (585,919)
Decrease in Cash and Cash Equivalents ....................................................      (690,135)       (560,216)
Cash and cash equivalents at beginning of year ...........................................     3,800,265       4,221,818
                                                                                           -------------   -------------
Cash and cash equivalents at end of period ...............................................  $  3,110,130    $  3,661,602
                                                                                           =============   =============

1999 Form 10-Q
--------------------------------------------------------------------------------
United States Securities and Exchange Commission
Washington, DC 20549
Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Quarterly Period Ended March 31, 1999
Commission File Number 1-9021


Wachovia Corporation
--------------------------------------------------------------------------------

Incorporated in the State of North Carolina
IRS Employer Identification Number 56-1473727
Address and Telephone:
  100 North Main Street, Winston-Salem, North Carolina, 27101,
  (336) 770-5000
  191 Peachtree Street NE, Atlanta, Georgia, 30303, (404) 332-5000


Securities registered pursuant to Section 12(b) of the Act: Common Stock -- $5.00 par value, which is registered on the New York Stock Exchange.

As of March 31, 1999, Wachovia Corporation had 202,898,450 shares of common stock outstanding.


Wachovia Corporation (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.

Documents Incorporated by Reference
--------------------------------------------------------------------------------

Portions of the financial supplement for the quarter ended March 31, 1999 are incorporated by reference into Parts I and II as indicated in the table below. Except for parts of the Wachovia Corporation Financial Supplement expressly incorporated herein by reference, this Financial Supplement is not to be deemed filed with the Securities and Exchange Commission.


Part I   Financial Information
Item 1   Financial Statements (unaudited)                         Page
         Selected Period-End Data ...............................     1
         Common Stock Data -- Per Share .........................     1
         Consolidated Statements of Condition ...................    26
         Consolidated Statements of Income ......................    27
         Consolidated Statements of Shareholders' Equity ........    28
         Consolidated Statements of Cash Flows ..................    29
Item 2   Management's Discussion and Analysis of
         Financial Condition and Results of Operations ..........  2-25
Item 3   Quantitative and Qualitative
         Disclosures About Market Risk .......................... 13-15

Part II   Other Information
Item 6    Exhibits and Reports on Form 8-K
          Exhibits -- The complete index to exhibits has been filed as separate pages of the first quarter 1999 Form
          10-Q. Copies of the complete exhibit list or of exhibits are available in the Edgar database at the SEC Internet address at www.sec.gov or are available upon request to: Corporate Reporting, Wachovia Corporation,
          P.O. Box 3099, Winston-Salem, North Carolina, 27150. A copying fee will be charged for the exhibits. A list of those exhibits filed herewith is included below.
              10.7     Employment Agreement between Wachovia Corporation and Mickey W. Dry, dated as of January 24,
                       1997.
              10.28    Executive Retirement Agreement between Wachovia Corporation and Mickey W. Dry, dated as of
                       October 25, 1996.
                11     "Computation of Earnings per Common Share" is presented as Table 4 on page 3 of the first quarter
                       1999 financial supplement.
                12     Statement setting forth computation of ratio of earnings to fixed charges.
                19     "Unaudited Consolidated Financial Statements," listed in Part I, Item 1, do not include all information and footnotes required under generally accepted accounting principles. However, in the opinion of management, the profit and loss information presented in the interim financial statements reflects all adjustments necessary to present fairly the results of operations for the periods presented.
                       Adjustments reflected in the first quarter of 1999 figures are of a normal, recurring nature. The results of operations shown in the interim statements are not necessarily indicative of the results that may be expected for the entire year.
                27     Financial Data Schedule (for SEC purposes only).
          Reports on Form 8-K -- A Current Report on Form 8-K dated January 14, 1999 was filed with the Securities and Exchange Commission to announce earnings for the quarter ended December 31, 1998.

Signatures
--------------------------------------------------------------------------------
WACHOVIA CORPORATION




  May 13, 1999   ROBERT S. McCOY, JR.                May 13, 1999   DONALD K. TRUSLOW
                 ---------------------------------                  ---------------------------------
                 Robert S. McCoy, Jr.                               Donald K. Truslow
                 Vice Chairman                                      Senior Executive Vice President,
                 Senior Executive Vice President                    Treasurer/Comptroller
                 and Chief Financial Officer

Directors and Officers


Directors of Wachovia Corporation and Wachovia Bank, N.A.
--------------------------------------------------------------------------------

L.M. Baker, Jr.
Chairman and
Chief Executive Officer


James S. Balloun
Chairman, President and
Chief Executive Officer
National Service Industries, Inc.


Peter C. Browning
President and
Chief Executive Officer
Sonoco Products Company


John T. Casteen III
President
University of Virginia


John L. Clendenin
Chairman Emeritus
BellSouth Corporation

Thomas K. Hearn, Jr.
President
Wake Forest University


George W. Henderson, III
Chairman and
Chief Executive Officer
Burlington Industries, Inc.


W. Hayne Hipp
Chairman, President and
Chief Executive Officer
The Liberty Corporation


Robert A. Ingram
Chief Executive Officer
Glaxo Wellcome plc
Chairman of the Board
Glaxo Wellcome Inc.

George R. Lewis
President and
Chief Executive Officer
Philip Morris Capital Corporation


Elizabeth Valk Long
Executive Vice President
Time Inc.


John G. Medlin, Jr.
Chairman Emeritus


Lloyd U. Noland, III
Chairman, President and
Chief Executive Officer
Noland Company


Sherwood H. Smith, Jr.
Chairman of the Board
Carolina Power & Light Company


John C. Whitaker, Jr.
Chairman and
Chief Executive Officer
Inmar Enterprises, Inc.

Principal Corporate Officers of Wachovia Corporation
--------------------------------------------------------------------------------

L.M. Baker, Jr.
Chairman and
Chief Executive Officer


G. Joseph Prendergast
President and
Chief Operating Officer


Jean E. Davis
Senior Executive Vice President
Human Resources


Mickey W. Dry
Senior Executive Vice President
Chief Credit Officer

Stanhope A. Kelly
Senior Executive Vice President
General Banking


Walter E. Leonard, Jr.
Vice Chairman
Senior Executive Vice President
Operations/Technology


Kenneth W. McAllister
Senior Executive Vice President
General Counsel/Administrative Services


Robert S. McCoy, Jr.
Vice Chairman
Senior Executive Vice President
Chief Financial Officer


John C. McLean, Jr.
Senior Executive Vice President
Corporate Financial Services


Donald K. Truslow
Senior Executive Vice President
Treasurer/Comptroller